SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: December 22, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str. 185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

EXPLANATORY NOTE
     The Company is filing this Amendment No. 1 (this “Amendment”) to Form 6-K that amends the Report on Form 6-K for the three and the nine month periods ended September 30, 2010, as filed with the Securities and Exchange Commission on December 22, 2010 (the “Original Filing”). This Amendment includes a restatement of (1) our consolidated balance sheets as of September 30, 2010 and December 31, 2009 and the related consolidated statement of changes in shareholders’ equity for the nine month period ended September 30, 2010 and for the period October 14, 2009 to December 31, 2009 (refer to Note 2 to the condensed consolidated financial statements for further discussion); (2) Notes 5 and 15 of the condensed consolidated financial statements; and (3) our management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2010 and September 30, 2009, contained in this Amendment.
     In late 2010, subsequent to the filing of the Company’s Annual Report on Form 20-F for the period October 14, 2009 to December 31, 2009 on March 18, 2010, the Company identified that, in connection with the reporting of the October 13, 2009 recapitalization, the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of changes in shareholders’ equity with resulting increases in goodwill, total non-current assets, total assets, additional paid-in capital and total shareholders’ equity of $86.0 million as of December 31, 2009. As a result, and as compared to the Original Filing, goodwill increased from zero to $86.0 million, total non-current assets increased from $277.9 million to $363.9 million, total assets increased from $399.3 million to $485.3 million, additional paid-in capital increased from $110.3 million to $196.3 million and total shareholders’ equity increased from $72.5 million to $158.5 million. This correction had no effect on net loss or net cash used in operating activities.
     Our consolidated balance sheet as of September 30, 2010 and our consolidated statement of changes in shareholders’ equity for the nine month period ended September 30, 2010, as previously reported in the Original Filing, are also being restated due to the error relating to goodwill. As a result, goodwill increased from $14.3 million to $100.3 million, total non-current assets increased from $557.8 million to $643.8 million, total assets increased from $648.8 million to $734.8 million, additional paid-in capital increased from $122.6 million to $208.6 million and total shareholders’ equity increased from $28.3 million to $114.3 million. This correction had no effect on net loss or net cash used in operating activities.
     For more up to date information as to the financial status of the Company, including that there is substantial doubt about its ability to continue as a going concern, please see its Annual Report on Form 20-F for the year ended December 31, 2010.
     The information contained in this Report is hereby incorporated by reference into the NewLead Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

NEWLEAD HOLDINGS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report. Reference in the following discussion to “our”, “us”, “we”, “NewLead” and “the Company” refer to NewLead Holdings Ltd. and its subsidiaries.
Operating and Financial Review
     The following is a discussion of the financial condition and results of operations for the three and the nine months ended September 30, 2010 and 2009 of NewLead Holdings Ltd. All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and, where necessary, comparative figures have been reclassified to conform to changes in presentation in the current period. The discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report, as well as the consolidated financial statements and accompanying notes included in the Company’s 2009 Annual Report on Form 20-F/A filed with the Securities and Exchange Commission.
     In late 2010, subsequent to the filing of the Company’s Annual Report on Form 20-F for the period October 14, 2009 to December 31, 2009 on March 18, 2010, the Company identified that, in connection with the reporting of the October 13, 2009 recapitalization , the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of changes in shareholders’ equity with resulting increases in goodwill, total non-current assets, total assets, additional paid-in capital and total shareholders’ equity of $86.0 million as of December 31, 2009. As a result, and as compared to the Original Filing, goodwill increased from zero to $86.0 million, total non-current assets increased from $277.9 million to $363.9 million, total assets increased from $399.3 million to $485.3 million, additional paid-in capital increased from $110.3 million to $196.3 million and total shareholders’ equity increased from $72.5 million to $158.5 million. This correction had no effect on net loss or net cash used in operating activities.
     Our consolidated balance sheet as of September 30, 2010 and our consolidated statement of changes in shareholders’ equity for the nine month period ended September 30, 2010, as previously reported in the Original Filing, are also being restated due to the error relating to goodwill. As a result, goodwill increased from $14.3 million to $100.3 million, total non-current assets increased from $557.8 million to $643.8 million, total assets increased from $648.8 million to $734.8 million, additional paid-in capital increased from $122.6 million to $208.6 million and total shareholders’ equity increased from $28.3 million to $114.3 million. This correction had no effect on net loss or net cash used in operating activities.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of product tanker, and dry bulk products that are transported by the Company’s vessels; (iii) operating costs, including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; (v) vessel values; (vi) shipyard performance; or (vii) changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking.

Recent Developments
Fleet expansion
     Acquisition of five vessels
     In July 2010, we completed the acquisition of five dry bulk vessels from an affiliate, including two newbuildings with long-term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding commitments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.
     Agreement for the acquisition of one dry bulk vessel
     In the third quarter of 2010, we entered into an agreement for the acquisition of one 2003 built, 34,682 deadweight ton (“dwt”), Handysize dry bulk vessel for a consideration of approximately $24.5 million. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and is bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase by the end of the charter period. The vessel has been fixed in a time charter for seven years (plus or minus three months) at a net daily hire rate of $12,936. We anticipate financing the acquisition of this vessel with a combination of debt and cash from the balance sheet.
     Newbuilding program and delivery of one new Kamsarmax vessel
     In the second quarter of 2010, we completed the purchase of two geared Kamsarmaxes (each approximately 80,000 dwt) for an aggregate purchase price of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs). The first Kamsarmax, named the Newlead Tomi, was delivered in December 2010 and the second vessel is expected to be delivered from COSCO Dalian Shipyard during the fourth quarter of 2011 and will be chartered out immediately upon delivery to a charterer. The first vessel is chartered-out for an initial period of five years at a net rate of $28,710 per day with charterer’s call option for one year plus one additional year or owner’s put option for one year plus one additional year at a net charter rate between $19,800 and $28,710 per day. The second vessel is chartered-out for a seven-year term of $27,300 net rate per day.
     In the first quarter of 2010, we completed the purchase of a 92,000 dwt post-Panamax vessel for $37.0 million. The vessel is being constructed at a Korean shipyard and is scheduled to be delivered in the second quarter of 2011. The vessel is chartered-out to a charterer for approximately seven years at a floor rate of $14,438 net rate per day plus 50/50 profit sharing above $17,000. We anticipate financing the acquisition of this vessel with a combination of debt and cash from the balance sheet.
     As part of the acquisition of the five vessels in July 2010 described above, we also acquired two 35,000 dwt Handysize vessels, which are under construction at a shipyard in Korea and scheduled to be delivered in the first quarter of 2011 and third quarter of 2012, respectively. Once delivered, each vessel will be immediately chartered-out for 12 years at a floor rate of $12,000 per day plus 40/60 profit sharing above $14,000 to a European charterer.
     In addition, we also secured the right of first refusal for three additional newbuildings from Grandunion Inc. (“Grandunion”). The three newbuildings are 81,000 dwt Kamsarmaxes, being constructed at a shipyard in Korea, scheduled for delivery in 2013 with long-term charters attached.
     Sale of non-core vessels
     Our “non-core” fleet, excluding previously disposed container vessels, consisted of the following vessels: the High Land, the High Rider, the Chinook, the Ostria and the Nordanvind. All of these non-core vessels have been sold. All other vessels currently in operation, as well as the newbuildings, represent our “core” fleet.
     In April 2010, we divested two non-core vessels, the Chinook and the High Rider, for a total consideration of approximately $15.2 million.
     In September 2010, we divested three non-core vessels, the High Land, the Ostria and the Nordanvind, for a total consideration of approximately $20.8 million.
     We plan to use the net proceeds from these sales to acquire vessels or reduce our outstanding indebtedness.
     Furthermore, in January 2010, we completed the sale of our container vessels, the MSC Seine and the Saronikos Bridge, for approximately $13.0 million of gross cash proceeds. A portion of these proceeds was used to pay down outstanding debt. As a result of the sale and delivery of these vessels, we exited the container market. Accordingly, the results of operations related to the container market are reflected as discontinued operations.

     Sale and leaseback for four vessels and revolving credit facility
     In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined de-escalating prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. The sale leaseback transaction is expected to be treated as a capital lease for accounting purposes.
     We used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the aforementioned vessels, as well as other bank debt and associated fees. Furthermore, we have been provided a revolving credit facility of up to $62.0 million. We intend to utilize this credit facility to refinance several vessels and provide financial flexibility to the Company.
Overview
General
     The legal and commercial name of the Company is NewLead Holdings Ltd., a Bermuda company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.
     NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 dry bulk carriers for a combined carrying capacity of approximately 1.89 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will endeavor to expand through accretive acquisitions and create shareholder value.
     Our business strategy is to invest in the product tanker and dry bulk markets in order to provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate vessels of both industries provides the potential for enhanced returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.
     In October of 2009, our predecessor company, Aries Maritime Transport Limited, underwent an approximately $400.0 million recapitalization, installed new executive management and we subsequently changed our name to NewLead Holdings Ltd. Following the recapitalization, we implemented the following corporate actions in connection with our development strategy:
•	Bringing in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exiting the container sector;

•	Completing the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implementing a newbuilding program;

•	Doubling our fleet size from 11 to 22 vessels;

•	Diversifying both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focusing on an advantageous blend of product tanker and dry bulk vessels; and

•	Creating a scalable platform to support future growth.

FLEET
     As of December 22, 2010, NewLead controlled 22 vessels, of which 18 are in operation, including six double-hull product tankers, 12 dry bulk vessels and four newbuilds. We have many long-established charter relationships which we believe are well regarded within the international shipping community. NewLead management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.
     The core fleet of 22 vessels consists of 16 dry bulk carriers (including the four newbuilds) totaling 1.52 million dwt and six double-hull product tankers totaling 0.37 million dwt. The total dwt for the core fleet is 1.89 million. Of the core fleet, the 18 vessels in current operation have an average age of 12.7 years. We have contracted 85%, 66%, 45% and 36% of our available days on a charter-out-basis for the fourth quarter of 2010, 2011, 2012 and 2013, respectively. As a result, we have over $200.0 million of total contracted revenue through 2013. The employment profile of the fleet as of December 22, 2010 is reflected in the table below:

	Size
Vessel Name	(dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Product Tanker Vessels
Newlead Compass	72,736	Panamax	2006	Spot		—
Newlead Compassion	72,782	Panamax	2006	Spot		—
						$13,825 plus 50% profit
Newlead Avra	73,495	Panamax	2004	Q1 2012	(1)	sharing above $14,000
				min: November 2011		$13,825 plus 50% profit
Newlead Fortune	73,495	Panamax	2004	max: December 2011		sharing above $14,000
				min: April 2011
Hiotissa	37,329	Handymax	2004	max: June 2011		$19,013 plus profit sharing above $19,500
				min: March 2011
Hiona	37,337	Handymax	2003	max: May 2011		$19,013 plus profit sharing above $19,500
Dry bulk Vessels
				min: September 2015
Newlead Tomi	79,224	Kamsarmax	2010	max: March 2016		$28,710	(2)
				min: July 2017
Newlead Prosperity	34,682	Handysize	2003	max: January 2018		$12,936	(3)
				min: July 2012
Newlead Victoria	75,966	Panamax	2002	max: October 2012		Floating rate time charter	(4)
				min: December 2013
Brazil (10)	151,738	Capesize	1995	max: February 2014		$28,985	(5)
				min: November 2011
Australia (10)	172,972	Capesize	1993	max: January 2012		$20,391
				min: November 2015
China (10)	135,364	Capesize	1992	max: October 2016		$12,753
				min: January 2012
Grand Ocean	149,498	Capesize	1990	max: May 2012	(6)	$19,680
				min: June 2012
Grand Venetico	134,982	Capesize	1990	max: October 2012	(7)	$17,760
				min: December 2010
Grand Rodosi (10)	68,788	Panamax	1990	max: March 2011		$21,516
				min: February 2013
Newlead Markela	71,733	Panamax	1990	max: June 2013		$21,972
Newlead Esmeralda	69,458	Panamax	1990	January 2011		$18,281
Grand Spartounta	135,070	Capesize	1989	January 2011		$20,900

		Vessel	Expected		Charter Rate
Newbuildings	Size (dwt)	Type	Delivery Date	Charter term	(daily, net)
				Twelve years +/- 4
Newlead TBN	35,000	Handysize	Q1 2011	months	$12,000 plus 40% profit sharing	(8)
				Seven year time
Newlead TBN	92,000	Post-Panamax	Q2 2011	charter	$14,438 plus 50% profit sharing	(9)
				Seven year time
Newlead TBN	80,000	Kamsarmax	Q4 2011	charter	$27,300
				Twelve years +/- 4
Newlead TBN	35,000	Handysize	Q3 2012	months	$12,000 plus 40% profit sharing	(8)

(1)	The time charter is expected to commence in the first quarter 2011.

(2)	The vessel is chartered at $28,710 per day for five years, plus charterer’s call option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. The second charter is subject to the first charterer not exercising the optional years. The first and second charter secure a total charter duration of seven years for the vessel.

(3)	The vessel was chartered-in during the fourth quarter 2010 until March 15, 2011, with an obligation to conclude the purchase no later than the end of the charter period.

(4)	The vessel owner has the right for an earlier redelivery of the vessel, at any time within charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(5)	$28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing above $26,600.

(6)	Charterer’s option to extend for one additional year.

(7)	Charterer’s option to extend for six additional months.

(8)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40% based on open book accounting on actual earnings. Charterers have a 50% purchase option.

(9)	Charterer’s option for one year and one additional year. Hire rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Hire rate for second optional year is $16,844 per day (net) plus 50/50 profit sharing.

(10)	This vessel is leased backed to the Company on a bareboat charter for a period of eight years.
     Newlead Shipping S.A. (“Newlead Shipping”) is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping holds the following accreditations:
•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

Operating results
     The following discussion solely reflects results from continuing operations, other than as described in Note 19, “Discontinued Operations”, of the notes to our condensed consolidated financial statements, unless otherwise noted.
Going Concern
     During 2011 and subsequent to our prior 6-K filing, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. During 2011, charter rates for product tankers and bulkers have experienced a high degree of volatility. During 2011, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.
     Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering three of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity.
     Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all.
     Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under our loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. In addition, the adverse change in our liquidity position, absent receipt of waivers, will have a negative effect on our ability to remain in compliance with such covenants under our other loan agreements and we expect to be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011.
     We are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, accessing the capital markets and/or incurring new indebtedness. Recently, we were unable to complete an offering of $120.0 million of senior secured notes due 2016 due to market conditions. In addition, our proposed public offering of common shares has not proceeded. There is no assurance that we will be able to obtain financing or sell vessels on favorable terms, or at all.
     In addition, on June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. Although we believe we are not in default of the loan agreement or the shipbuilding contract, there is no assurance that we would prevail in the above mentioned dispute as to such issue. Although we are seeking and will continue to seek waivers to these covenants from our lenders, it is uncertain that we will be able to obtain such waivers. We may also seek to restructure our indebtedness. If we are not able to obtain the necessary waivers and/or restructure our debt, this could lead to the acceleration of the outstanding debt under our debt agreements that contain a minimum liquidity covenant, or any other covenant that may be breached, which would result in the cross acceleration of our other outstanding indebtedness. Our failure to satisfy our covenants under our debt agreements, and any consequent acceleration and cross acceleration of our outstanding indebtedness, would have a material adverse effect on our business operations, financial condition and liquidity.
     With hindsight as to the continued worsening of our financial condition and our failure to consummate financings we had expected to close, all of the above raises substantial doubt regarding our ability to continue as a going concern as of September 30, 2010.
     Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, we will be required to reclassify our long term debt as current liabilities in our consolidated balance sheet if we have not received waivers in respect of the covenants that are breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.
Factors Affecting Results of Operations
     We believe the principal factors that will affect our results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” included in our 2009 Annual Report on Form 20-F/A filed with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
     We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels, is the data of the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. The Newlead Compass was employed on bareboat charter during the nine month periods ended September 30, 2010 and 2009. The Newlead Compassion was employed on bareboat charter up to June 10, 2010, and during the three and nine month period ended September 30, 2009 was employed on bareboat charters. Accordingly, the Newlead Compass and the Newlead Compassion’s charter rates have been grossed up to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for the three and the nine months ended September 30, 2010 and 2009, as applicable.
Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
Three months ended September 30, 2010 and three months ended September 30, 2009
     Comparison between these two periods is of limited value as a result of the recapitalization on October 13, 2009. The three months ended September 30, 2009 is reported as a predecessor period, prior to the recapitalization, and the three months ended September 30, 2010 the successor period, after the recapitalization.
     As a result of the recapitalization and the fair value adjustments to the predecessor assets and liabilities the successor and predecessor periods are not comparable.
     The following table presents consolidated revenues and expenses information for the three months ended September 30, 2010 and 2009. This information was derived from the unaudited condensed consolidated revenues and expenses accounts of the Company for the respective periods.

	(unaudited)	(unaudited)
	Successor	Predecessor
	Three months	Three months
	ended	ended
	September 30,	September 30,
	2010	2009

OPERATING REVENUES	$28,793	$9,244

EXPENSES:
Commissions	(593)	(192)
Voyage expenses	(5,575)	(4,323)
Vessel operating expenses	(10,949)	(10,755)
General and administrative expenses	(3,777)	(4,396)
Depreciation and amortization expenses	(11,554)	(3,921)
Impairment loss	—	(68,042)
Management fees	(191)	(265)

	(32,639)	(91,894)

Net operating loss from continuing operations	(3,846)	(82,650)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(11,426)	(3,286)
Interest income	128	2
Gain on sale from vessels	1,168	—
Other expense, net	(49)	(22)
Change in fair value of derivatives	(126)	247

Total other expenses, net	(10,305)	(3,059)

Loss from continuing operations	(14,151)	(85,709)

Net loss from discontinued operations (includes gain from sale of vessels $0 in 2010 and loss $5,584 in 2009, respectively)	(55)	(25,589)

Net loss	$(14,206)	$(111,298)

Loss per share:
Basic and diluted

Continuing operations	$(1.98)	$(35.72)

Discontinued operations	$(0.01)	$(10.66)

Total	$(1.99)	$(46.38)

Weighted average number of shares:

Basic and diluted	7,133,033	2,399,740

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	(Unaudited)
	Three months
	ended September 30,
	2010	2009

Available days	1,671	619
Operating days	1,388	496
Fleet utilization excluding non-core vessels	91.7%	91.4%
Equivalent vessels	18.2	6.7
Time Charter Equivalents	$13,951	$9,631
Direct Daily Vessel Operating Expenses (1)	$6,446	$11,734

1)	Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Newlead Compass and the Newlead Compassion, during their employment on bareboat charters.
Revenues
     For the three month period ended September 30, 2010, operating revenues were $28.8 million and total revenues of $9.2 million were recorded for the three month period ended September 30, 2009. The increase in revenue was attributable primarily to the 102.2% growth in our fleet and the corresponding increase in available and operating days of 170.0% and 179.8%, respectively, reflecting our initiatives to continue our fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, we had on average 18.2 vessels in operation for the three month period ended September 30, 2010, and for the three month period ended September 30, 2009, we had nine vessels. For the three month periods ended September 30, 2010 and September 30, 2009, our TCE rates were $13,951 per day and $9,631 per day, respectively. Such increase in TCE rates reflects the favorable charters attached to the vessels that were incorporated in our fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market inclusive of voyage expenses.
     Fleet utilization, excluding non-core vessels, for the three month period ended September 30, 2010 was 91.7% and 91.4% for the three month period ended September 30, 2009. Fleet utilization, excluding non-core vessels, for the quarter ended September 30, 2010 was suppressed by 96 unemployment days attributable mainly to the adverse tanker market conditions and the corresponding decrease in demand. During the third quarters of 2010 and 2009, 74.0% and 37.0% of our fleet, respectively, was fixed on time charters. We anticipate that our technical and commercial capabilities, as well as the recently completed divestiture of our commercially challenged non-core vessels, will further improve fleet utilization and contribution as we continue to build a scalable platform to support our growth.
Commissions
     Chartering commissions were $0.6 million during the three months ended September 30, 2010, and $0.2 million during the equivalent period in 2009, which corresponds to the increase in revenue (as previously discussed).
Voyage Expenses
     Voyage expenses were $5.6 million during the three month period ended September 30, 2010 and $4.3 million during the equivalent period in 2009. The increase was attributable mainly to the increase in the number of days the vessels operating on the spot market in 2010, as well as to the significant increase of the revenue earned by the vessels operated in the spot market. The number of days for vessels operating on the spot market has increased by 11.5% to 435 days in the third quarter of 2010 from 390 days for the equivalent period in 2009.
Vessel Operating Expenses
     Vessel operating expenses were $10.9 million during the three month period ended September 30, 2010 and $10.8 million for the equivalent period in 2009. Excluding provision for claims, vessel operating expenses were $9.9 million for the third quarter of 2010 and $7.3 million for the relevant 2009 period. While the operating expenses increased in total, we achieved a 45.1% reduction in our direct daily vessel operating expenses, to $6,446 in the third quarter of 2010 from $11,734 in the 2009 relevant period, due to the integration of our operational, commercial and technical management in-house since the second quarter of 2010, as well as the incremental expenses occurred in the third quarter of 2009 related to extensive vessel main machinery repairs.
General and Administrative Expenses
     General and administrative expenses were $3.8 million in the three month period ended September 30, 2010, and $4.4 million in the equivalent period of 2009. Excluding transaction costs, mainly associated with the 2009 recapitalization, general and administrative expenses were $3.7 million for the third quarter of 2010 and $1.8 million for the relevant period of 2009, reflecting the significant growth the Company has achieved over the last year.
Depreciation and Amortization
     Depreciation and amortization was $11.6 million during the three months ended September 30, 2010, and $3.9 million during the equivalent period in 2009 reflecting the 102.2% increase in the operating fleet growth, as well as, the amortization of the intangible assets created as a result of the 2009 recapitalization and the 2010 business and asset acquisitions.

Impairment Loss
     In light of current market conditions, we evaluated the carrying amounts of our long-lived assets. No impairment loss was recorded in the three months ended September 30, 2010. During the third quarter of 2009, an impairment loss of $68.0 million was recognized.
Management Fees
     Management fees were $0.2 million and $0.3 million for the three month periods ended September 30, 2010 and September 30, 2009, respectively.
Interest and Finance Expense / Interest Income
     Interest and finance expense was $11.4 million during the three months ended September 30, 2010, and $3.3 million during the equivalent period in 2009. The expense for 2010 includes a $3.6 million non-cash charge from the amortization of the beneficial conversion feature (“BCF”) embedded in the 7% senior unsecured convertible notes (“7% Notes”) issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of the beneficial conversion feature and the $0.8 million loss from the change in the fair value of our interest rate swaps, interest and finance expense was $7.0 million reflecting $552.7 million of indebtedness for balance sheet purposes as of September 30, 2010, which included approximately $86.4 million in new loans assumed during the third quarter of 2010 related to fleet growth and our newbuilding program. Furthermore, during the three month period ended September 30, 2010, we received interest income of $0.1 million. Interest and finance expense for the three months ended September 30, 2009 consisted of interest expense of $3.0 million mainly related to the outstanding indebtedness of $221.4 million as of September 30, 2009.
Gain on sale from vessels
     As a result of the divestiture of the three non-core vessels in September 2010, we recorded a gain on sale from these vessels of $1.2 million. For the three month period ended September 30, 2009, no such a gain was recognized.
Change in Fair Value of Derivatives
     The mark to market in fair value derivative during the three month period ended September 30, 2010, resulted in an unrealized loss of $0.1 million. For the three month period ended September 30, 2009, we recorded an unrealized gain of $0.2 million.
Net Loss
     Loss from continuing operations was $14.1 million for the three month period ended September 30, 2010, and $85.7 million for the three month period ended September 30, 2009.
     The net loss for the three month periods ended September 30, 2010 and 2009 was $14.2 million and $111.3 million, respectively. This loss included loss from discontinued operations of $0.1 million in 2010 and loss of $25.6 million in 2009, which were primarily related to our strategic decision to exit from the container market.
Nine months ended September 30, 2010 and nine months ended September 30, 2009
     Comparison between these two periods is of limited value as a result of the recapitalization on October 13, 2009. The nine months ended September 30, 2009 is reported as a predecessor period, prior to the recapitalization, and the nine months ended September 30, 2010 the successor period, after the recapitalization.
     As a result of the recapitalization and the fair value adjustments to the predecessor assets and liabilities the successor and predecessor periods are not comparable.

     The following table presents consolidated revenues and expenses information for the nine months ended September 30, 2010 and 2009. This information was derived from the unaudited condensed consolidated revenues and expenses accounts of the Company for the respective periods.

	(unaudited)	(unaudited)
	Successor	Predecessor
	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2010	2009

OPERATING REVENUES	$72,644	$31,734

EXPENSES:
Commissions	(1,794)	(654)
Voyage expenses	(15,306)	(7,621)
Vessel operating expenses	(28,059)	(21,296)
General and administrative expenses	(11,804)	(7,455)
Depreciation and amortization expenses	(28,133)	(11,412)
Impairment loss	(15,662)	(68,042)
Management fees	(1,007)	(853)

	(101,765)	(117,333)

Net operating loss from continuing operations	(29,121)	(85,599)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(33,072)	(10,135)
Interest income	518	9
Gain on sale from vessels	1,168	—
Other expense, net	(6)	(24)
Change in fair value of derivatives	1,592	1,385

Total other expenses, net	(29,800)	(8,765)

Loss from continuing operations	(58,921)	(94,364)

Net income / (loss) from discontinued operations (includes gain from sale of vessels $2,497 in 2010 and loss $5,584 in 2009, respectively)	2,423	(29,397)

Net loss	$(56,498)	$(123,761)

(Loss) / income per share:
Basic and diluted

Continuing operations	$(8.54)	$(39.39)

Discontinued operations	$0.35	$(12.27)

Total	$(8.19)	$(51.66)

Weighted average number of shares:

Basic and diluted	6,899,628	2,395,596

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	(Unaudited)
	Nine months
	ended September 30,
	2010	2009

Available days	4,151	2,181
Operating days	3,517	1,795
Fleet utilization excluding non-core vessels	93.3%	97.0%
Equivalent vessels	15.2	8.0
Time Charter Equivalents	$14,184	$12,433
Direct Daily Vessel Operating Expenses	$7,206	$9,778
Revenues
     For the nine month period ended September 30, 2010, operating revenues were $72.6 million and total revenues of $31.7 million were recorded for the nine month period ended September 30, 2009. The increase in revenue was attributable primarily to the 73.3% growth in our fleet and the corresponding increase in available and operating days by 90.3% and 95.9%, respectively, reflecting our initiatives to continue the fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, we had on average 15.6 vessels in operation for the nine month period ended September 30, 2010, and for the nine month period ended September 30, 2009, we had nine vessels. For the nine month periods ended September 30, 2010 and September 30, 2009, our TCE rates were $14,184 per day and $12,433 per day, respectively. Such increase in TCE rates reflects the favorable charters attached to the vessels that were incorporated in our fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market inclusive of voyage expenses.
     Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was 93.3% and 97.0% for the equivalent period of 2009. Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was suppressed by 183 unemployment days attributable mainly to the adverse tanker market conditions and the corresponding decrease in demand. During the nine months of 2010 and 2009, 67.8% and 63.6%, respectively, of our fleet was fixed on time charters. We anticipate that our technical and commercial capabilities, as well as the recently completed divestiture of our commercially challenged non-core vessels, will further improve fleet utilization and contribution as we continue to build a scalable platform to support our growth.
Commissions
     Chartering commissions were $1.8 million during the nine months ended September 30, 2010, and $0.7 million during the equivalent period in 2009, which corresponds to the increase in revenue (as previously discussed).
Voyage Expenses
     Voyage expenses were $15.3 million during the nine months ended September 30, 2010, and $7.6 million during the equivalent period in 2009. The increase was mainly attributable to the increase in the number of vessels operating on the spot market in 2010 as well as the significant increase of the revenue earned by the vessels operated in the spot market. The number of days for vessels operating on the spot market has increased by 68.9% to 1,339 days in the nine months of 2010 from 793 days for the relevant period in 2009.
Vessel Operating Expenses
     Vessel operating expenses were $28.1 million during the nine months ended September 30, 2010 and $21.3 million for the equivalent period in 2009, reflecting the 90.3% and 95.9% growth in the available and operating days, respectively, as a result of the growth of our fleet. Excluding provision for claims, vessel operating expenses were $26.6 million for the nine months of 2010 and $17.8 million for the relevant 2009 period. While the operating expenses increased in total, we achieved 26.3% reduction in our direct daily vessel operating expenses, to $7,206 in the nine months of 2010 from $9,778 in the 2009 relevant period, due to the integration of operational, commercial and technical management since the second quarter of 2010, as well as the incremental expenses that occurred in the third quarter of 2009 that related to extensive vessel main machinery repairs.
General and Administrative Expenses
     General and administrative expenses were $11.8 million during the nine months ended September 30, 2010, and $7.5 million for the equivalent period in 2009. Excluding transaction costs, mainly relating to the dropdown transactions and the 2009 recapitalization, general and administrative expenses were $10.5 million for the third quarter of 2010 and $4.9 million for the relevant period of 2009, reflecting the significant growth the Company has achieved over the last year.

Depreciation and Amortization
     Depreciation and amortization was $28.1 million during the nine months ended September 30, 2010, and $11.4 million during the equivalent period in 2009 reflecting the 73.3% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2009 recapitalization and the 2010 business and asset acquisitions.
Impairment Loss
     In light of current market conditions, we evaluated the carrying amounts of our long-lived assets. Following our decision to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels during the nine month period ended September 30, 2010. Accordingly, we recorded an impairment loss of $15.7 million based on the future cash flows that these vessels expected to generate. All five vessels were sold during the nine months ended September 30, 2010. During the third quarter of 2009, an impairment loss of $68.0 million was recognized.
Management Fees
     Management fees were $1.0 million for the nine months ended September 30, 2010, and $0.9 million during the equivalent period in 2009. The increase was due primarily to management fees associated with the fleet growth (prior to acquisition of management company), as well as the termination fees paid for the change of management for the Newlead Avra and the Newlead Fortune during the first quarter of 2010, and the fees paid for the termination of the management agreements for the High Rider and the Chinook during the second quarter of 2010, and for the Ostria, the Nordanvind and the High Land during the third quarter of 2010.
Interest and Finance Expense / Interest Income
     Interest and finance expense was $33.1 million during the nine months ended September 30, 2010, and $10.1 million during the equivalent period in 2009. The expense for 2010 included a $10.8 million non-cash charge from the amortization of BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of the beneficial conversion feature and $0.4 million loss from the change in the fair value of our interest rate swaps, interest and finance expense were $21.9 million reflecting $552.7 million of indebtedness for balance sheet purposes as of September 30, 2010, which included approximately $283.4 million in new loans assumed during the second and the third quarters of 2010 related to fleet growth and our newbuilding program. The effective interest rate at September 30, 2010 was approximately 6.0% per annum (September 30, 2009: 5.07%). Furthermore, during the nine month period ended September 30, 2010, we received interest income of $0.5 million. Interest and finance expense for the nine months ended September 30, 2009 consisted of interest expenses of $9.3 million mainly related to the outstanding indebtedness of $221.4 million as of September 30, 2009.
Gain on sale from vessels
     As a result of the divestiture of the three non-core vessels in September 2010, we recorded a gain on sale from these vessels of $1.2 million. For the nine month period ended September 30, 2009, no such a gain was recognized.
Change in Fair Value of Derivatives
     The mark to market in fair value derivative during the nine month period ended September 30, 2010, resulted in an unrealized gain of $1.6 million. For the period ended September 30, 2009, we recorded an unrealized gain of $1.4 million.
Net Loss
     Loss from continuing operations was $58.9 million for the nine month period ended September 30, 2010, and $94.4 million for the nine month period ended September 30, 2009.
     The net loss for the nine month periods ended September 30, 2010 and 2009 was $56.5 million and $123.8 million, respectively. This loss included income from discontinued operations of $2.4 million in 2010 and loss of $29.4 million in 2009, which were related primarily to our strategic decision to exit from the container market.
Liquidity and Capital Resources
Overview
     We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) funding of newbuilding contracts; (iv) maintenance of minimum liquidity requirements under our credit facility agreements; (v) payments for dry-docking and special survey costs; and (vi) maintenance of cash reserves to provide for contingencies.

     As of September 30, 2010, our liquidity reflects $103.1 million of total cash (non-restricted $59.7 million and restricted of $43.4 million), compared with $116.3 million in total cash as of December 31, 2009. The decrease of $13.2 million in total cash was attributable primarily to vessels’ acquisitions and debt service. Total debt on our balance sheet as of September 30, 2010 and December 31, 2009 was $552.7 million and $278.7 million, respectively, representing a $274.0 million increase. The increase was attributable mainly to: (i) $10.8 million amortization of the beneficial conversion feature attributed to the 7% Notes; (ii) the $154.5 million assumption of loans related to the dropdown entities; (iii) the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010; and (iv) the $42.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings. The overall increase in indebtedness was partially offset by $25.3 million of debt repayments including proceeds generated from container vessel sales.
     As of September 30, 2010, our currents assets amounted to $90.9 million, while current liabilities amounted to $86.1 million, resulting in a positive working capital position of $4.8 million. Based on our fixed-rate charters and market expectations for our unfixed vessels along with our ability to fully draw on the revolving credit facility of approximately $62.0 million, as well as our ability to re-structure our commitments, we believe we will generate sufficient cash during the following 12 months to make the required principal and interest payments on our indebtedness, the payments for the newbuildings, to provide for the normal working capital requirements and remain in a positive cash position.
     The following table below summarizes the cash flows from our operations for each of the nine months ended September 30, 2010 and 2009:

	(unaudited)
	Nine months ended
	September 30,
	2010	2009

Net cash used in operating activities	$(5,882)	$(8,912)
Net cash (used in) / provided by investing activities	(3,033)	2,216
Net cash (used in) / provided by financing activities	(37,681)	2,687

Net decrease in cash and cash equivalents	(46,596)	(4,009)

Cash and cash equivalents, beginning of the period	106,255	4,009

Cash and cash equivalents, end of period	$59,659	$—

Cash Flows
Net cash used in operating activities
     Net cash used in operating activities was $5.9 million for the nine month period ended September 30, 2010, and $8.9 million for the relevant period of 2009. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment loss, gains and losses from sales of vessels and unrealized gains and losses on derivatives.
     The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $55.5 million increase for the nine month period ended September 30, 2010 which consisted mainly of the following adjustments: $15.7 million of impairment loss; $20.4 million of depreciation and amortization charges; $10.8 million from the amortization of the beneficial conversion feature of the 7% Notes; $8.9 million from the amortization of the backlog asset/deferred charter revenue; $2.0 million relating to share-based compensation; $1.6 million of amortization of deferred finance fees and $0.3 million provision for doubtful receivables. These adjustments were partially offset by $4.2 million gain from the valuation of derivatives. Also, this adjustment excludes gain on vessels sale of $3.7 million.
     Furthermore, the cash outflow from operations of $5.9 million for the nine month period ended September 30, 2010, resulted mainly from: a $2.4 million payment for dry-docking and special survey costs; and a $2.2 million decrease in amount due to managing agents. This was partially offset by a $2.8 million decrease in trade and other receivables.
     For the nine month period ended September 30, 2009, the cumulative effect of the adjustments to reconcile net loss to net cash used in operating activities was a $106.7 million increase that consisted mainly of the following adjustments: $91.6 million of impairment loss; $16.9 million of depreciation and amortization charges; $0.6 million of amortization of deferred finance fees; $0.4 million relating to share-based compensation; and $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $1.4 million gain from the valuation of derivatives and $1.6 million from the amortization of the deferred charter revenue. This also excludes loss on vessels sale from discontinued operations of $5.6 million.
     Furthermore, the cash outflow from operations of $8.9 million for the nine month period ended September 30, 2009, resulted mainly from $5.4 million in payments related to dry-docking and special survey costs; a $6.3 million increase in accrued liabilities; and a $3.6 million increase in accounts payable.

Net cash (used in) / provided by investing activities
     For the nine months ended September 30, 2010, our net cash used in investing activities was $3.0 million. The nine month cash flow used in investing activities resulted from advances for vessels under construction of $28.6 million, as well as advances for vessel acquisitions of $3.2 million and the increase in restricted cash of $10.0 million related to a letter of guarantee issued in connection with future installments in respect of newbuildings, which was partially offset by the proceeds from vessel disposals of $37.2 million, as well as the net cash of $1.6 million acquired through the business combination that occurred on April 1, 2010. For the nine months ended September 30, 2009, net cash provided by investing activities was $2.2 million which mainly resulted from the proceeds of vessel disposals.
Net cash (used in) / provided by financing activities
     For the nine months ended September 30, 2010, our net cash used in financing activities was $37.7 million. This cash outflow resulted from the $10.1 million net principal repayments of our debt, the increase in restricted cash of $22.2 million mainly related to the disposal from the five non-core vessels (retention accounts) which will be used either to acquire vessels or pay down debt and the payments of deferred charges of $5.4 million. For the nine months ended September 30, 2009, net cash provided by financing activities was $2.7 million resulting from the increase in restricted cash of $5.0 million which was offset by the $2.3 million net principal repayments of our debt.
Indebtedness
     As of September 30, 2010 and December 31, 2009, our total indebtedness for balance sheet purposes was approximately $552.7 million and $278.7 million, respectively. Indebtedness as of September 30, 2010 reflected the $154.5 million assumption of loans related to the dropdown of six vessels and commercial/technical management companies completed on April 1, 2010, the $42.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings, the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010 and reflecting the $125.0 million of the 7% Notes as $52.2 million due to the netting impact of the BCF (discount) as described below under “Recapitalization”.
     As of December 15, 2010, we estimated our total indebtedness for balance sheet purposes to be approximately $612.0 million, reflecting the $125.0 million outstanding principal amount of the 7% Notes as $55.2 million, due to the netting impact of the BCF, and the capital lease obligation under the Newlead Prosperity as $23.0 million.
     Recapitalization
     Prior to the recapitalization on October 13, 2009, the Company was in default of its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent which had an outstanding balance of $221.4 million. As part of the recapitalization our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprised of a repayment installment of $2.0 million and a balloon repayment of $161.4 million) due in October 2014. In January 2010, we paid an aggregate amount of $9.0 million after the proceeds received from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. Giving effect to the application of container proceeds, the quarterly installments were reduced to approximately $1.9 million each, and a sum of $156.1 million (comprised of a repayment installment of $1.9 million and a balloon repayment of $154.2 million) due in October 2014. As of September 30, 2010, the outstanding balance was $186.6 million and the effective interest rate was 7.03%. As of December 15, 2010, the outstanding balance was $184.701 million.
     On April 26, 2010, we entered into a Supplemental Deed (the “Deed”) relating to this term loan facility. The Deed is supplemental to the Loan Agreement dated October 13, 2009 as supplemented and amended from time to time, and was entered into among us and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original Deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.
     Our obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in our fleet and any other vessels we subsequently acquire to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels, excluding the three vessels transferred to us as part of the recapitalization.

     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.
     As a result of the recapitalization, new financial covenants were put in place. Except for working capital (as defined in the loan facility) and minimum liquidity, all other financial covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. We were in compliance with the debt covenants as of September 30, 2010.
     The new Facility Agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:
•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:
          (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and
          (b) 30% from the financial quarter ending September 30, 2013 onwards.
•	maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the minimum liquidity requirement, at 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;
          (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and
          (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
     We assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of the recapitalization during the fourth quarter of 2009. The $37.4 million credit facility was originally payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million repayment due in October 2014. Such facility bore a margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize our cost of capital. We were paying a 1% commitment fee on the undrawn amount. This credit facility was refinanced with a new credit facility signed on May 6, 2010. For more details please refer to the section “Dropdown of six vessels and commercial/technical management companies”.
     In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of the 7% Notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 0.4 million common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The fair value of these warrants was determined as of October 13, 2009, and as such, is amortized over a period of six years. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.22 million new common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $52.2 million on our September 30, 2010 balance sheet due to the netting impact of a beneficial conversion feature (discount) described below and in Note 13 of the Condensed Consolidated Financial Statements. As of December 15, 2010, an aggregate of $125.0 million principal amounts of the 7% Notes remain outstanding and we estimate the net outstanding amount for balance sheet purposes was approximately $55.2 million.

     We have accounted for the 7% Notes as follows:
     (1) A Beneficial Conversion Feature (“BCF”); and
     (2) A “Make Whole Fundamental Change” conversion option which was valued separately.
Under the accounting provision, these two components factor into the valuation of the 7% Notes as follows:
•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($9.00) and the market price of our common shares at the date of issuance ($15.24), multiplied by 1.34 million shares, assuming full conversion of the initial $145.0 million of 7% Notes. Assuming no further conversions of the remaining $125.0 million of 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	The Make Whole Fundamental Change was valued at $31,301 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes should certain conditions exist. This is also amortized over the life of the 7% Notes as an interest expense.
     We use interest rate swaps to hedge our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Exposure” herein.
     Dropdown of six vessels and commercial/technical management companies
     On April 1, 2010, we completed the dropdown of six vessels and a management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between us and our affiliate Grandunion and entered into $154.5 million in vessel related indebtedness.
     The $37.4 million credit facility was refinanced with a new credit facility signed on May 6, 2010. Specifically, we entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65.28 million, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping S.A. and Newlead Bulkers S.A., which consolidated our existing $37.4 million credit facility in connection with the three vessels transferred to us as part of the recapitalization in October 2009 and the initial facility of $35.0 million agreement for the Grand Rodosi. The facility is payable in 12 quarterly installments of $1.885 million followed by 20 quarterly installments of $2.133 million due in May 2018. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.7%; the floating portion of the $65.28 million is $32.56 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin) while the fixed portion of the $65.28 million is $32.72 million and bears an interest rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. This loan facility terminated on November 23, 2010 and its outstanding balance of $44.113 million was fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date. For more details about this transaction please see the section “Sale and leaseback transaction” below.
     On April 1, 2010, we entered into a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by a Third Supplemental Agreement dated November 5, 2010 (which supplemented a Second Supplemental Agreement, dated April 1, 2010, which supplemented a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18.0 million, in relation to the Grand Venetico. The loan is payable in two quarterly installments of $0.625, followed by a lump sum payment of $0.75 million, followed by one installment of $0.75 million due in December 31, 2010, followed by a $7.125 million balloon payment due in January 31, 2011. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.288%, plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010. This loan facility terminated on December 14, 2010 and its outstanding balance of $7.875 million was fully repaid through the proceeds of the new Marfin revolving credit facility.

     On April 1, 2010, we entered into a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.288%, plus a 3.25% margin). Thereafter, the applicable margin will be calculated according to the security cover ratio and the existence of an approved charterer. The applicable margin will be: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if value to loan ratio is not in compliance, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of April 1, 2010, the outstanding balance on such loan facility was $27.5 million. On June 4, 2010, we further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of December 15, 2010, the outstanding balance was $26.75 million.
     On April 1, 2010, we entered into a Loan Agreement with Piraeus Bank, dated March 19, 2008, as further supplemented by a Second Supplemental Agreement, dated March 31, 2010 (initially supplemented by a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million followed by four quarterly installments of $1.25 million followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although such covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ending February 28, 2012. As of December 15, 2010, the outstanding balance was $61.1 million.
     On April 1, 2010, we also entered into a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million, in relation to the Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million followed by six quarterly installments of $0.8 million followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although the covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period ending February 28, 2012. As of December 15, 2010, the outstanding balance was $18.55 million.
Total fees for the loans we entered in 2010 amounted to $5.2 million and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $3.2 million was paid in cash and an amount of $2.0 million represents the fair value of 237,500 warrants with strike price ranging between $3.00 and $24.00 and contractual terms from approximately eight to 10 years.

     Newbuilding program
     On April 15, 2010, we entered into two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable to 20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $34.17 million, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.
     The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13.3 million and is payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $13.3 million, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.
     Both facility agreements include financial covenants, all as described in the loan facilities including: (i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; (ii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio to be not less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of December 15, 2010, the outstanding balance of the loans was $52.5 million.
     Five vessel acquisition
     In July 2010, we completed the acquisition of five dry bulk vessels, including two newbuildings and the right of first refusal for three additional newbuildings pursuant to the terms of a Securities Purchase Agreement, dated July 2, 2010 (the “July Purchase Agreement”), between us and Grandunion. Upon closing, in accordance with the July Purchase Agreement, the shares of the vessel owning subsidiaries were transferred to us. Total consideration for such shares was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance will be paid towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash.
     In connection with the completion of such acquisition of the five dry bulk vessels we assumed $86.4 million in vessel related indebtedness, as follows:
     We assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, for a loan facility of up to $24.15 million, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $0.8 million followed by a $8.95 million payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). This loan facility, includes, among other things, a value to loan ratio that must be at all times 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% to be tested on December 31, 2012, increasing to 30%, annually thereafter; (ii) liquidity of not less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollar ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 as at December 31, 2012 and 2.5:1 as at December 31, 2013 and annually thereafter. As of December 15, 2010, the outstanding balance of this loan was $23.35 million.

     We assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14.75 million, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan is payable in four semiannual installments of $1.17 million followed by a $5.12 million payment due in November 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3.95 million to the amount of $2.50 million and an average monthly balance of the earnings account held within the bank in the name of the borrower of $0.4 million. As of the date of assumption, the outstanding balance on such loan facility was $9.8 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of not less than zero dollars($0) at each quarter end during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. This loan facility terminated on December 14, 2010 and its outstanding balance of $9.8 million was fully repaid through the proceeds of the new Marfin revolving credit facility.
     We assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1.13 million to the initial outstanding amount of $14.79 million. The loan is payable in 15 quarterly installments of $0.525 million followed by a $5.785 million payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15.355 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; and (iii) a minimum interest coverage ratio (as defined in the loan facility) of 2:1 for the period from January 1, 2013 until December 30, 2013, increasing to 2.5:1, thereafter. As of December 15, 2010, the outstanding balance of this loan was $13.135 million.
     We assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Third Supplemental Agreement dated, December 15, 2010 (which initially amended and supplemented a First Supplemental Agreement, dated July 14, 2010, and further supplemented by a Second Supplemental Agreement dated, November 9, 2010) for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million of the balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 10 quarterly installments of $0.4 million with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio (as defined in the loan facility) that must be at all times 110% over the first 5 years and 120% thereafter, a cash sweep on the earnings of the vessels, representing the 100% of the excess cash flow (as defined in the loan facility) for the period commencing on delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and the 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) maintenance of the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter; (iv) maintenance of free cash in an amount that is no less than $5.0 million; and (v) working capital (as defined in the loan facility) of no less than zero at each quarter end. As of December 15, 2010, the outstanding balance of the loan was $19.134 million.

     We assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23.0 million. The loan is payable in 12 quarterly installments of $0.1 million followed by a $21.8 million payment due in October 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). As of the date of assumption, the outstanding balance on such loan facility was $23.0 million. The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. This loan facility terminated on November 23, 2010 and its outstanding balance of $22.9 million was fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date. For more details about this transaction please see the section “Sale and leaseback transaction” below.
     Sale and leaseback transaction
     In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined de-escalating prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. Moreover, we used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on these vessels, as well as other bank debt and associated fees. As of December 15, 2010, the outstanding balance of the lease debt was $85.584 million.
     New Marfin Revolving Credit Facility
     On December 10, 2010, we entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62.0 million, as well as with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $0.1 million and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest expense on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of December 15, 2010, the outstanding balance of the loan was $48.97 million.

EBITDA and adjusted EBITDA reconciliation to Net Loss
     EBITDA represents net loss from continuing operations, before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line of revenue, provision for doubtful receivables, provision for claims, change in fair value of derivatives, impairment loss, gains and losses on sales of assets, share-based compensation expense and operating loss for the non-core vessels. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which liquidity can be assessed and each presents useful information to investors regarding our performance and our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of the performance of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	(Unaudited)
	Successor	Predecessor
	July 1,	July 1,
	to	to
	September 30, 2010	September 30, 2009

ADJUSTED EBITDA RECONCILIATION

Loss from continuing operations	$(14,151)	$(85,709)

PLUS:
Net interest expense	11,298	3,284
Depreciation and amortization	11,554	3,921

EBITDA	$8,701	$(78,504)
Straight line revenue	71	—
Provision for doubtful receivables	85	208
Provision for claims	940	3,463
Change in fair value of derivatives (includes warrants valuations)	126	(247)
Impairment loss	—	68,042
Gain on sale from vessels	(1,168)	—
Share based compensation	636	76
Operating loss for non-core vessels	885	7,194

ADJUSTED EBITDA	$10,276	$232

     Adjusted EBITDA for the three month period ended September 30, 2010 was $10.3 million, reflecting, $1.2 million non-cash gain on sale from vessels, $0.1 million non-cash loss in the fair value of derivatives, $0.6 million for share-based compensation expense, $0.1 million provision for doubtful receivables, $0.9 million provision for claims, $0.1 million for the straight lining of revenue, as well as operating loss for non-core vessels of $0.9 million. Excluding these items, EBITDA from continuing operations for the three month period ended September 30, 2010 was $8.7 million and for the three month period ended September 30, 2009 it was an EBITDA loss $78.5 million. Adjusted EBITDA for the three month period ended September 30, 2009 was $0.2 million, reflecting $68.0 million for impairment loss, $3.5 million provision for claims, $0.2 million non-cash gain in the fair value of derivatives, $0.1 million for share-based compensation expense, $0.2 million provision for doubtful receivables and operating loss for non-core vessels of $7.2 million. This growth in adjusted EBITDA was attributable primarily to the increased operational contribution from revenues related to the 102.2% operating fleet growth and 45.1% reduction in daily vessel operating expenses to $6,446 from $11,734 in the third quarter of 2009.

	(Unaudited)
	Successor	Predecessor
	January 1,	January 1,
	to	to
	September 30, 2010	September 30, 2009

ADJUSTED EBITDA RECONCILIATION

Loss from continuing operations	$(58,921)	$(94,364)

PLUS:
Net interest expense	32,554	10,126
Depreciation and amortization	28,133	11,412

EBITDA	$1,766	$(72,826)
Straight line revenue	433	—
Provision for doubtful receivables	294	215
Provision for claims	1,499	3,463
Change in fair value of derivatives (includes warrants valuations)	(1,592)	(1,385)
Impairment loss	15,662	68,042
Gain on sale from vessels	(1,168)	—
Share based compensation	2,028	370
Operating loss for non-core vessels	6,564	10,359

ADJUSTED EBITDA	$25,486	$8,238

     Adjusted EBITDA for the nine month period ended September 30, 2010 was $25.5 million, reflecting $15.7 million for impairment loss, $1.6 million non-cash gain in the fair value of derivatives, $1.2 million non-cash gain on sale from vessels, $2.0 million for share-based compensation expense, $0.3 million provision for doubtful receivables, $1.5 million provision for claims, $0.4 million for the straight lining of revenue, as well as operating loss for non-core vessels of $6.6 million. Excluding these items, EBITDA from continuing operations for the nine month period ended September 30, 2010 was $1.8 million, and for the nine month period ended September 30, 2009 EBITDA loss from continuing operations was $72.8 million. Adjusted EBITDA for the nine month period ended September 30, 2009 was $8.2 million, reflecting $68.0 million for impairment loss, $3.5 million provision for claims, $1.4 million non-cash gain in the fair value of derivatives, $0.4 million for share-based compensation expense and $0.2 million provision for doubtful receivables, as well as operating loss for non-core vessels of $10.3 million. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenues related to the 73.3% operating fleet growth and the 26.3% reduction in daily vessel operating expenses to $7,206 from $9,778 in the nine months of 2009.
     Off-Balance Sheet Arrangements
     We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Commitments
     (i) Rental agreements
     We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors, at an aggregate monthly rate of approximately €26,000 as of September 30, 2010. These rental agreements vary in duration with the longest agreement expiring in April 2022.
     (ii) Commercial and Technical Ship Management Agreements
     At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra, Newlead Fortune, High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai, which were cancellable by either party upon two months’ notice. The agreed annual management fees were approximately $0.17 million per vessel, during each of 2010 and 2009. During the nine month period ended September 30 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since April 1, 2010. The agreed annual management fees were approximately $0.20 million per vessel.
     The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”), which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fee per vessel for 2010 and 2009 are approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million).

     Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of our former officers and directors, provided the vessel-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by us effective May 1, 2009.
     At September 30, 2010, the commercial management services of all vessels are provided in-house by Newlead Shipping and Newlead Bulkers.
     (iii) Purchase of vessel
     In the fourth quarter of 2010, we committed to purchase one Handysize vessel, already delivered to us under bareboat charter, the Newlead Prosperity, for a consideration of $24.5 million. As of September 30, 2010, the remaining payment commitment amounted to $24.5 million. Furthermore, in the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to a mutual settlement in full and final settlement of all their claims under the subject sale and purchase contract. The relevant settlement agreement is dated December 21, 2010 and, in compliance with its terms and conditions, we have released to the sellers the deposit of approximately $3.2 million. An additional and final payment of the agreed sum of $1.95 million will be made in the first quarter 2011.
     (iv) Newbuildings
     As of September 30, 2010, remaining commitments for newbuildings upon their final delivery amount to: (i) approximately $50.0 million relating to the two Kamsarmax vessels (delivery was made in the fourth quarter of 2010 for Hull N213, named the Newlead Tomi, and, for Hull N216, delivery is expected in the fourth quarter of 2011); (ii) approximately $29.6 million relating to the Post-Panamax vessel until delivery expected in the second quarter of 2011; and (iii) approximately $46.1 million relating to the two Hulls 4023 and 4029 with delivery expected in the first quarter of 2011 and in the third quarter of 2012, respectively.
Related Parties
Management services and commissions
     Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7,000 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by us on May 1, 2009.
     For the nine month periods ended September 30, 2010 and 2009, the management fees were approximately $0 and $0.4 million, respectively (figures include continuing and discontinued operations).
Sea Breeze
     As part of attaining revenue (commissions) for our vessels, we have contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the nine month periods ended September 30, 2010 and 2009, the commissions amounted to $0.12 million and $0.08, respectively (figures include continuing and discontinued operations).
Newfront — Stamford
     The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil), both related parties with common shareholders. These commercial and technical management agreements were terminated in the first quarter of 2010. For the nine month period ended September 30, 2010, the management fees to Newfront and Stamford were approximately $0.05 and $0.03 million, respectively. There was no ship management agreement with Newfront or Stamford during the nine month period ended September 30, 2009.
Newlead Bulkers S.A.
     Since April 1, 2010, Newlead Bulkers has been our subsidiary as a result of the transaction with Grandunion described in Note 5 of the accompanying Condensed Consolidated Financial Statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the nine month period were $0.06 million.

Newlead Shipping S.A.
     Since April 1, 2010 Newlead Shipping has been our subsidiary as a result of the transaction with Grandunion described in Note 5 of the accompanying Condensed Consolidated Financial Statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the nine month period were $0.04 million.
Grandunion Inc.
     In April 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company from Grandunion. For more details please refer to Note 5 in the accompanying Condensed Consolidated Financial Statements. In July 2010, we completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which includes approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding commitments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.
Terra Stabile A.E.
     We lease office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our Board of Directors. In November 2009, we entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 we entered into a 12-year lease agreement for the warehouse space (see Note 17 in the accompanying Condensed Consolidated Financial Statements). Total rent for the nine month period ended September 30, 2010 was approximately $0.23 million.
Domina Petridou O.E.
     We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010, respectively (see Note 17 in the accompanying Condensed Consolidated Financial Statements). Total rent for the nine month periods ended September 30, 2010 and September 30, 2009 amounted to approximately $0.02 and $0.10 million, respectively.
Aries Energy Corporation
     On April 15, 2010, we completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of the Chinook for $8.5 million as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine Inc. (“Rocket Marine”), one of our principal shareholders, is one of the principals of the seller of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our Board in October 2009. Accordingly, even though Rocket Marine is a principal shareholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party. For more detais please refer to Note 9 in the accompanying Condensed Consolidated Financial Statements.
Amounts due from / (to) related parties
     Amounts due from related parties were $0 and $0.04 million at September 30, 2010 and at December 31, 2009, respectively, and amounts due to related parties were $0 and $0.2 million at September 30, 2010 and at December 31, 2009, respectively, and are analyzed as follows:

	As of	As of
	September 30,	December 31,
	2010	2009
Newfront Shipping S.A.	$—	$40

Total due from	—	40

Stamford Navigation Inc.	—	(234)

Total due to	$—	$(234)

Amounts due from / (to) managing agents
     Amounts due from managing agents were $0.8 million and $0.008 million at September 30, 2010 and at December 31, 2009, respectively, and amounts due to managing agents were $0.2 million and $1.9 million at September 30, 2010 and at December 31, 2009, respectively, and are analyzed as follows:

	As of	As of
	September 30,	December 31,
	2010	2009
International Tanker Management Ltd	$799	$—
Wilhelmsen Ship Management	—	8

Total due from	799	8

International Tanker Management Ltd	—	(1,812)
Ernst Jacob Ship Management GmbH	(158)	(56)

Total due to	$(158)	$(1,868)

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Exposure
     Debt Instruments:
     NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to the our floating debt outstanding. The interest rate related to our total debt outstanding is based on floating three month U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when deemed appropriate, through the use of designated interest rate swaps.
     As of September 30, 2010, we had a total of $552.7 million, in total indebtedness for balance sheet purposes. The interest on the credit facilities is at a floating rate and, therefore changes in interest rates would have effect on their value. The interest rate on the 7% Notes is fixed and, therefore there is no associated market risk. Excluding the 7% Notes, our total indebtedness as of September 30, 2010 and December 31, 2009, was $500.5 million and $237.3 million, respectively.
     For the nine months ended September 30, 2010, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $1.1 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.
     Interest rate swaps:
     As of September 30, 2010, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:
•	On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 4, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt.

•	On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps have an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.
•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. On May 6, 2010, we refinanced this credit facility (see Note 11 of our Condensed Consolidated Financial Statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

•	In connection with the acquisition of the two Kamsarmaxes, we assumed two interest rate swaps with Bank of Scotland both of which had maturity dates of April 4, 2013. Under the terms of the swap agreements, we paid a fixed interest rate of 3.973% per annum. These swaps were amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facilities. The amended and extended swap agreements began July 6, 2010 and have maturity dates on October 15, 2015 and a fixed interest rate of 4.01% per annum on the notional amount of the swaps.

     As of September 30, 2010, the notional amount of the abovementioned interest rate swaps was $248.7 million.
Foreign Exchange Rate Exposure
     Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain of expenses in other currencies, primarily Euros. During the nine months ended September 30, 2010, the value of the U.S. dollar reached highs of $1.46 and lows of $1.19 compared to the Euro. An adverse or positive movement in these currencies could increase our expenses. During the nine months ended September 30, 2010, the effect was minimal.

INDEX TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2010 and December 31, 2009	F-2
Condensed Consolidated Statements of Operations (Unaudited) for the Three and the Nine Months Ended September 30, 2010 (Successor) and 2009 (Predeccessor)	F-3
Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) for the Nine Months Ended September 30, 2010 (Successor), for the Period January 1, 2009 to October 13, 2009 (Predeccessor) and the Period October 14, 2009 to December 31, 2009 (Successor)
F-4
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2010 (Successor) and 2009 (Predeccessor)	F-5
Notes to the Condensed Consolidated Financial Statements (Unaudited)	F-6

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(All amounts expressed in thousands of U.S. dollars except share amounts)

		As of	As of
		September 30,	December 31,
	Note	2010	2009
		(Restated)	(Restated)
ASSETS
Current assets
Cash and cash equivalents		$59,659	$106,255
Restricted cash	6	10,276	403
Trade receivables, net		3,890	4,572
Other receivables		1,357	496
Due from related parties	18	—	40
Inventories	7	2,221	3,085
Prepaid expenses		2,374	1,082
Due from managing agents	18	799	8
Backlog asset	8	10,380	5,528

Total current assets		90,956	121,469

Restricted cash	6	33,156	9,668
Vessels under construction	9	59,751	—
Advances for vessel acquisition		3,213	—
Assets held for sale		—	8,250
Vessels and other fixed assets, net	10	387,501	253,115
Goodwill	5	100,316	86,036
Backlog asset	8	47,426	—
Deferred charges, net		12,489	6,831

Total non-current assets		643,852	363,900

Total assets		$734,808	$485,369

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11	$34,862	$14,240
Accounts payable, trade		21,354	11,048
Accrued liabilities		19,801	16,957
Deferred charter revenue	8	1,768	—
Deferred income		1,181	226
Derivative financial instruments	16	6,992	9,687
Due to related parties	18	—	234
Due to managing agent	18	158	1,868

Total current liabilities		86,116	54,260

Non-current liabilities
Derivative financial instruments	16	7,320	7,407
7% convertible senior notes, net	12	52,237	41,430
Deferred charter revenue	8	116	—
Deferred income		1,250	730
Other non-current liabilities		7,857	—
Long-term debt	11	465,593	223,030

Total non-current liabilities		534,373	272,597

Total liabilities		620,489	326,857

Commitments and contingencies	17
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		—	—
Common Shares, $0.01 par value, 1 billion shares authorized, 7.3 million and 6.6 million shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively		74	67
Additional paid-in capital		208,615	196,317
Accumulated deficit		(94,370)	(37,872)

Total shareholders’ equity		114,319	158,512

Total liabilities and shareholders’ equity		$734,808	$485,369

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		Successor	Predecessor	Successor	Predecessor
		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Note	2010	2009	2010	2009

OPERATING REVENUES	15	$28,793	$9,244	$72,644	$31,734
EXPENSES:
Commissions		(593)	(192)	(1,794)	(654)
Voyage expenses		(5,575)	(4,323)	(15,306)	(7,621)
Vessel operating expenses		(10,949)	(10,755)	(28,059)	(21,296)
General and administrative expenses		(3,777)	(4,396)	(11,804)	(7,455)
Depreciation and amortization expenses		(11,554)	(3,921)	(28,133)	(11,412)
Impairment loss	3, 10	—	(68,042)	(15,662)	(68,042)
Management fees		(191)	(265)	(1,007)	(853)

		(32,639)	(91,894)	(101,765)	(117,333)

Net operating loss from continuing operations		(3,846)	(82,650)	(29,121)	(85,599)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	11	(11,426)	(3,286)	(33,072)	(10,135)
Interest income		128	2	518	9
Gain on sale from vessels		1,168	—	1,168	—
Other expense, net		(49)	(22)	(6)	(24)
Change in fair value of derivatives	16	(126)	247	1,592	1,385

Total other expenses, net		(10,305)	(3,059)	(29,800)	(8,765)

Loss from continuing operations		(14,151)	(85,709)	(58,921)	(94,364)

Net (loss) / income from discontinued operations (includes gain from sale of vessels $2,497 in nine months ended 2010 and loss $5,584 in nine months ended 2009, respectively)	19	(55)	(25,589)	2,423	(29,397)

Net loss		$(14,206)	$(111,298)	$(56,498)	$(123,761)

(Loss) / income per share:
Basic and diluted
Continuing operations		$(1.98)	$(35.72)	$(8.54)	$(39.39)

Discontinued operations		$(0.01)	$(10.66)	$0.35	$(12.27)

Total		$(1.99)	$(46.38)	$(8.19)	$(51.66)

Weighted average number of shares:
Basic and diluted		7,133,033	2,399,740	6,899,628	2,395,596

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(All amounts expressed in thousands of U.S. dollars except share amounts)

				Additional		Total
		Common	Share	Paid-in	Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Deficit	Equity

Balance at December 31, 2008 (Predecessor)		2,414	$24	$114,053	$(48,561)	$65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	13	7	1	—	—	1
Share-based compensation	13	—	—	793	—	793

Balance at October 13, 2009 (Predecessor)		2,421	25	114,846	(174,325)	(59,454)

(Successor)
Change in control — basis adjustment, restated		—	—	(77,978)	174,325	96,347
Contribution of vessels		1,582	16	34,981	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	12	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)	12	2,222	22	19,978	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	13	390	4	3,954	—	3,958

Balance at December 31, 2009 (Successor), restated		6,615	67	196,317	(37,872)	158,512
Net loss		—	—	—	(56,498)	(56,498)
Issuance of common shares	13	12	0	—	—	0
Shares issued for business acquisition	5	700	7	5,203	—	5,210
Warrants	11,16	—	—	5,067	—	5,067
Share-based compensation	13	—	—	2,028	—	2,028

Balance at September 30, 2010 (Successor), restated		7,327	$74	$208,615	$(94,370)	$114,319

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(All amounts expressed in thousands of U.S. dollars)

	Successor	Predecessor
	Nine months ended	Nine months ended
	September 30,	September 30,
	2010	2009

OPERATING ACTIVITIES:

Net loss	$(56,498)	$(123,761)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments	55,544	106,677
(Gain) / loss on sale from vessels	(3,665)	5,584
Payments for dry-docking / special survey costs	(2,394)	(5,369)
Decrease / (increase) in operating assets	3,676	(271)
(Decrease) / increase in operating liabilities	(2,545)	8,228

Net cash used in operating activities	(5,882)	(8,912)

INVESTING ACTIVITIES:
Vessels under construction	(28,599)	—
Advances for vessel acquisitions	(3,213)	—
Restricted cash for vessel installment payments	(10,026)	—
Cash acquired through business acquisition, net of cash paid	1,561	—
Other fixed asset acquisitions	(19)	(63)
Proceeds from the sale of vessels	37,263	2,279

Net cash (used in) / provided by investing activities	(3,033)	2,216

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(365,633)	(2,280)
Proceeds from long-term debt	355,475	—
Restricted cash for debt repayment	(22,170)	4,967
Payments for deferred charges	(5,354)	—
Proceeds from issuance of common shares	1	—

Net cash (used in) / provided by financing activities	(37,681)	2,687

Net decrease in cash and cash equivalents	(46,596)	(4,009)

Cash and cash equivalents
Beginning of period	106,255	4,009

End of period	$59,659	$—

Supplemental Cash Flow information:
Interest paid	$15,978	$11,218
Issuance of common shares for business combination	$5,210	—
Issuance of warrants for deferred charges	$1,943	—
Assets disposed in connection with assumed acquisitions	$8,501	—
Acquired advances for vessels under construction	$29,315	—
Vessels and other fixed assets, net	$58,110	—
Long-term debt	$86,368	—
Acquired other assets / liabilities, net	$40,098	—
Assets acquired and liabilities assumed under business acquisition:
- Vessels and other fixed assets, net	$143,808	—
- Long-term debt	$154,475	—
- Other assets and liabilities, net	$36	—
The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
1. Description of Business
     NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd.
     On July 27, 2010, NewLead announced that a 1-for-12 reverse share split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidates every 12 common shares into one common share, with par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split. In respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:12 ratio for all periods presented. As a result of (a) the reverse share split and (b) the cancelation of shares described in Note 5 “Business Combination”, the number of the Company’s common shares outstanding has been reduced from 88,363,265 to 7,327,934 shares, which takes into account rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well. The condensed consolidated financial statements for the period ended September 30, 2010 and the year ended December 31, 2009 reflect the reverse share split.
     On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at September 30, 2010, Grandunion owned approximately 28% of the Company and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.
     In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at September 30, 2010 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the conversion of 2.2 million shares, would result in the issuance of approximately 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124,900) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.
     The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.
     NewLead Shipping S.A. (“NewLead Shipping”), is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping holds the following accreditations:
•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
•	ISO 14001 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.
Going concern
     During 2011 and subsequent to the Company’s prior 6-K filing, the Company experienced a decline in its liquidity and cash flows, which has affected, and which management expects to continue to affect, its ability to satisfy the Company’s obligations. During 2011, charter rates for product tankers and bulkers have experienced a high degree of volatility. During 2011, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.
     Furthermore, recent economic conditions have caused certain of the Company’s charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes the Company to realize its receivables. In certain instances, the Company’s charterers have been unable to fulfill their obligations under their charters. One of the Company’s charterers, who is chartering three of its vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest vessels which are owned by the particular charterer and/or by such charterer’s affiliated companies on two occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if the Company is forced to reclaim and re-charter these vessels (which there is no assurance that the Company could do), management expects a significant reduction in the cash flow from these vessels, which in turn would further impair Newlead’s liquidity. Furthermore, the Company remains uncertain as to its ability to borrow the remaining $12.8 million approximately of undrawn amounts under the $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that the Company will be able to fully draw down this amount, if at all.
     Certain of the Company’s debt arrangements, including the Facility Agreement, contain covenants that require the Company to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). The Facility Agreement requires that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% at all times of the outstanding loan under such agreement. Moreover, certain of the Company’s other debt arrangements require that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the Company’s total outstanding indebtedness. The Company is currently not in compliance with the minimum liquidity requirements under its loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities) which results or will result in cross defaults with other loans. The Company has received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation. In addition, management believes that the adverse change in the Company’s liquidity position, absent receipt of waivers, will have a negative effect on its ability to remain in compliance with such covenants under its other loan agreements and management expects that the Company will be in breach of the minimum liquidity requirements under various other debt agreements by June 30, 2011.
     Management is still exploring financing and other options to increase the Company’s liquidity, including selling certain of its vessels, accessing the capital markets and/or incurring new indebtedness. Recently, the Company was unable to complete an offering of $120,000 of senior secured notes due 2016 due to market conditions. In addition, the Company’s proposed public offering of common shares has not proceeded. There is no assurance that the Company will be able to obtain financing or sell vessels on favorable terms, or at all.
     In addition, on June 30, 2011, the Company received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. Although the Company believes it is not in default of the loan agreement or the shipbuilding contract, there is no assurance that it would prevail in the above mentioned dispute as to such issue. Although the Company is seeking and will continue to seek waivers to these covenants from its lenders, it is uncertain that Newlead will be able to obtain such waivers. Management may also seek to restructure the Company’s indebtedness. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements that contain a minimum liquidity covenant, or any other covenant that may be breached, which would result in the cross acceleration of its other outstanding indebtedness. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness, would have a material adverse effect on the Company’s business operations, financial condition and liquidity.
     With hindsight as to the continued worsening of the Company’s financial condition and its failure to consummate financings it had expected to close, all of the above raises substantial doubt regarding the Company’s ability to continue as a going concern as of September 30, 2010.
     Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, the Company will be required to reclassify its long term debt as current liabilities in its consolidated balance sheet if the Company has not received waivers in respect of the covenants that are breached at such time. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
2. Basis of Presentation (Restated)
     The accompanying interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     The accompanying interim condensed consolidated financial statements of Newlead are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, NewLead’s condensed consolidated financial position as of September 30, 2010 and the condensed consolidated results of operations for the nine months ended September 30, 2010 (Successor) and 2009 (Predecessor). All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in NewLead’s Annual Report on Form 20-F/A for the period October 14, 2009 to December 31, 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements.
     The condensed consolidated financial statements for the period ended September 30, 2009, as labeled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the 12 vessel-owning subsidiaries of NewLead. Please refer to Note 1 about the recapitalization transaction that gave rise to “Predecessor” label.
     The condensed consolidated financial statements for the period ended September 30, 2010, as labeled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the predecessor 11 vessel-owning subsidiaries and the 12 vessel-owning subsidiaries, three of which were contributed by Grandunion, six of which were acquired through a business combination (see Note 5 for more details), and three of which were acquired in July 2010 (see Note 10 for more details).
     Certain reclassifications to the prior period presentation have been made to conform to the current period presentation.
     All inter-company transaction balances and transactions have been eliminated upon consolidation.
Restatement of Previously Issued Financial Statements:
     In late 2010, subsequent to the filing of the Company’s Annual Report on Form 20-F for the period October 14, 2009 to December 31, 2009, the Company identified that, in connection with the reporting of the October 13, 2009 recapitalization , the goodwill resulting from the application of acquisition accounting to the Aries business was recorded directly in shareholders’ equity but should have been recorded as goodwill in the Company’s non-current assets. The Company has corrected this error in the consolidated balance sheet and the consolidated statement of changes in shareholders’ equity with resulting increases in goodwill, total non-current assets, total assets, additional paid-in capital and total shareholders’ equity of $86,036 as of December 31, 2009. As a result, and as compared to the Original Filing, goodwill increased from zero to $86,036, total non-current assets increased from $277,864 to $363,900, total assets increased from $399,333 to $485,369, additional paid-in capital increased from $110,281 to $196,317 and total shareholders’ equity increased from $72,476 to $158,512. This correction had no effect on net loss or net cash used in operating activities.
     The consolidated balance sheet as of September 30, 2010 and consolidated statement of changes in shareholders’ equity for the nine month period ended September 30, 2010, as previously reported, are also being restated due to the error relating to goodwill. As a result, goodwill increased from $14,280 to $100,316, total non-current assets increased from $557,816 to $643,852, total assets increased from $648,772 to $734,808, additional paid-in capital increased from $122,579 to $208,615 and total shareholders’ equity increased from $28,283 to $114,319. This correction had no effect on net loss or net cash used in operating activities.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
          During the nine month period ended September 30, 2010, NewLead’s subsidiaries included in these condensed consolidated financial statements were as follows:

	Country of		Periods that	Periods that
Company Name	Incorporation	Nature / Vessel Name	vessel operated	vessel operated
1. Land Marine S.A.	Marshall Islands	M/T High Land (1)	1/01/2010 — 9/15/2010	1/01/2009 — 9/30/2009
2. Rider Marine S.A.	Marshall Islands	Vessel owning company (2)	1/01/2010 — 4/22/2010	1/01/2009 — 9/30/2009
3. Ostria Waves Ltd.	Marshall Islands	M/T Ostria (3)	1/01/2010 — 9/07/2010	1/01/2009 — 9/30/2009
4. Altius Marine S.A.	Marshall Islands	Newlead Avra (4)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
5. Fortius Marine S.A.	Marshall Islands	Newlead Fortune (5)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
6. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind (6)	1/01/2010 — 9/07/2010	1/01/2009 — 9/30/2009
7. Chinook Waves Corporation	Marshall Islands	Vessel owning company (7)	1/01/2010 — 4/15/2010	1/01/2009 — 9/30/2009
8. Compass Overseas Ltd.	Bermuda	M/T Stena Compass (8)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
9. Compassion Overseas Ltd.	Bermuda	M/T Newlead Compassion	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
10. Australia Holdings Ltd.	Liberia	M/V Australia	1/01/2010 — 9/30/2010	—
11. Brazil Holdings Ltd.	Liberia	M/V Brazil	1/01/2010 — 9/30/2010	—
12. China Holdings Ltd.	Liberia	M/V China	1/01/2010 — 9/30/2010	—
13. Curby Navigation Ltd.	Liberia	Hull S-1125 (9)	—	—
14. Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria (10)	4/01/2010 — 9/30/2010	—
15. Grand Venetico Inc.	Marshall Islands	M/V Grand Venetico	4/01/2010 — 9/30/2010	—
16. Grand Oceanos Inc.	Liberia	M/V Grand Oceanos	4/01/2010 — 9/30/2010	—
17. Grand Rodosi Inc.	Liberia	M/V Grand Rodosi	4/01/2010 — 9/30/2010	—
18. Challenger Enterprises Ltd.	Liberia	M/V Hiona	4/01/2010 — 9/30/2010	—
19. Crusader Enterprises Ltd.	Liberia	M/V Hiotissa	4/01/2010 — 9/30/2010	—
20. Newlead Shipping S.A.	Panama	Management company	—	—
21. Newlead Bulkers S.A.	Liberia	Management company	—	—
22. Santa Ana Waves Corporation	Marshall Islands	Vessel owning company	—	—
23. Makassar Marine Ltd.	Marshall Islands	Vessel owning company (11)	1/01/2010 — 1/07/2010	1/01/2009 — 9/30/2009
24. Seine Marine Ltd.	Marshall Islands	Vessel owning company (12)	1/01/2010 — 1/20/2010	1/01/2009 — 9/30/2009
25. Vintage Marine S.A.	Marshall Islands	Vessel owning company (13)	—	—
26. Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company (14)	—	1/01/2009 — 6/29/2009
27. Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company (15)	—	—
28. Dynamic Maritime Co.	Marshall Islands	Vessel owning company (16)	—	—
29. AMT Management Ltd.	Marshall Islands	Management company	—	—
30. Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company (17)	—	—
31 Abroad Consulting Ltd.	Marshall Islands	Operating company (18)	—	—
32. Leading Marine Consultants Inc.	Marshall Islands	Operating company	—	—
33. Ayasha Trading Corporation	Liberia	Hull N213	—	—
34. Bethune Properties S.A.	Liberia	Hull N216	—	—
35. Grand Esmeralda Inc.	Liberia	Newlead Esmeralda	7/09/2010 — 9/30/2010	—
36. Grand Markela Inc.	Liberia	Newlead Markela	7/02/2010 — 9/30/2010	—
37. Grand Spartounta Inc.	Marshall Islands	Grand Spartounta	7/02/2010 — 9/30/2010	—
38. Newlead Progress Inc.	Marshall Islands	Vessel owning company	—	—
39. Newlead Prosperity Inc.	Marshall Islands	Newlead Prosperity	—	—
40. Grand Affection S.A.	Marshall Islands	Hull 4023	—	—
41. Grand Affinity S.A.	Marshall Islands	Hull 4029	—	—
42. Newlead Stride Inc.	Marshall Islands	Vessel owning company	—	—
43. Grand Victoria Pte Ltd.	Singapore	Vessel owning company (19)	—	—

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

1)	M/T High Land was sold on September 15, 2010.

2)	M/T High Rider was sold and delivered to her new owners on April 22, 2010.

3)	A memorandum of agreement (“MOA”) for the sale of the M/T Ostria was signed on March 30, 2010 as amended by an agreement dated August 12, 2010, and restated by an MOA dated August 12, 2010. The vessel was sold on September 7, 2010.

4)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

5)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

6)	An MOA for the sale of the M/T Nordanvind was signed on March 30, 2010, as amended by an agreement dated August 12, 2010 and restated by a memorandum of agreement (MOA) dated August 12, 2010. The vessel was sold on September 7, 2010.

7)	M/T Chinook was sold and delivered to her new owners on April 15, 2010.

8)	M/T Stena Compass was renamed M/T Newlead Compass on December 22, 2010.

9)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009.

10)	M/V Grand Victoria was renamed Newlead Victoria on June 4, 2010.

11)	M/V Saronikos Bridge was sold on January 7, 2010 (see Note 19).

12)	M/V MSC Seine was sold on January 20, 2010 (see Note 19).

13)	M/T Arius was sold on June 11, 2008.

14)	M/V Ocean Hope was sold on June 29, 2009.

15)	M/V Energy 1 was sold was June 2, 2008.

16)	M/V MSC Oslo was sold on April 30, 2008.

17)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States. The company changed its name to Newlead Holdings (US) LLC on January 19, 2010.

18)	The Company was dissolved on June 15, 2010.

19)	Previous owner of M/V Grand Victoria which was renamed Newlead Victoria (see item 9 above).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
3. Summary of Significant Accounting Policies
Use of Estimates:
     The preparation of condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
Impairment of Long-lived Assets:
     The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.
     During the nine months ended September 30, 2010, there was strong evidence that the disposal of certain vessels was very close to occurring. For that reason, management performed an impairment test comparing the book values of those vessels with the expected cash flows from their disposition less selling costs, which resulted in an impairment loss of $15,662 from continuing operations. During the nine months ended September 30, 2009, there was an impairment loss of $68,042.
Accounting for Revenue and Expenses:
     The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.
     Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.
     Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
     Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.
Goodwill:
     Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.
     The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to its implied fair value.
Backlog Asset / Deferred Charter Revenue:
     Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a backlog asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired.
4. Recent Accounting Pronouncements
Transfers of Financial Assets
     In June 2009, the Financial Accounting Standards Board (the “FASB”) issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its condensed consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The new guidance was effective for the Company for the fiscal year beginning January 1, 2010 and its adoption did not have a material effect on its condensed consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance (September 30, 2009), however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on the Company’s condensed consolidated financial statements.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements in the first half of fiscal 2010.
5. Business Combination (Restated)
     On April 1, 2010, NewLead completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Shares are subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.
     The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company has preliminary estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair value on
acquisition date
Cash and cash equivalents	$1,661
Trade and other receivables, net	1,342
Inventories	349
Prepaid expenses	950
Backlog asset	9,833
Vessels	143,808
Restricted cash	34

Total assets	157,977

Accounts payable	7,417
Accrued liabilities	1,105
Deferred income	352
Due to related parties, net	547
Deferred charter revenue	3,051
Bank debt	154,475

Total liabilities	166,947

Fair value of net assets/(liabilities)	(8,970)

Fair value of additional consideration	5,310

Goodwill	$14,280

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) and recorded in the line “Goodwill” in the Company’s condensed consolidated balance sheet. Goodwill has been allocated to the dry and wet segments, based on the fair values of the vessels, at approximately 52% and 48%, respectively.
     The reconciliation of the carrying amount of the Goodwill as of September 30, 2010, was as follows:

Goodwill
SUCCESSOR
Balance at January 1, 2010, restated	$86,036

Additions April 1, 2010	14,280

Balance at September 30, 2010, restated	$100,316

     Direct acquisition costs of approximately $1,900 have been fully expensed.
     The following paragraph includes pro forma consolidated financial information and reflects the results of operations for the nine month periods ended September 30, 2010 and 2009, as if the acquisition had occurred at the beginning of each period presented and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the condensed consolidated financial statements of the Company only from the date of the acquisition.
     If the business combination had taken place on January 1, 2010, the Company’s operating revenues would have been approximately $82,300 for the nine month period ended September 30, 2010 (approximately $57,300 for the nine month period ended September 30, 2009), net loss (including $2,423 gain from discontinued operations) would have been approximately $71,300 for the nine month period ended September 30, 2010 (approximately $128,100 for the nine month period ended September 30, 2009, including $29,397 loss from discontinued operations). The contribution of this business combination since the acquisition date was as follows: (a) approximately $20,900 in operating revenues and (b) approximately $200 in net loss.
6. Restricted Cash

	As of	As of
	September 30,	December 31,
	2010	2009
Minimum Liquidity	$250	$403
Letter of guarantee	10,026	—

Short term restricted account	10,276	403

Minimum Liquidity	—	9,668
Retention of proceeds from sale of vessels	31,993	—
Pledged cash	1,132	—
Letter of guarantee	31	—

Long term restricted account	33,156	9,668

	$43,432	$10,071

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
7. Inventories

	As of	As of
	September 30,	December 31,
	2010	2009
Bunkers	$1,209	$2,075
Lubricants	1,012	953
Other	—	57

	$2,221	$3,085

8. Backlog Asset / Deferred Charter Revenue
     The movement of the backlog asset and the deferred charter revenue as of September 30, 2010 had as follows:

		Deferred
	Backlog Asset	Charter Revenue

PREDECESSOR
Balance at December 31, 2008	$—	$2,916
Additions	—	—
Amortization	—	(1,694)

Balance at October 13, 2009	—	1,222

SUCCESSOR
Additions	—	—
Change in control — basis adjustment	7,520	(1,222)
Amortization	(1,992)	—

Balance at December 31, 2009	5,528	—

Business combination	9,833	3,051
Additions	53,186	710
Amortization	(10,741)	(1,877)

Balance at September 30, 2010	$57,806	$1,884

Current	$10,380	$1,768
Non-current	$47,426	$116

     As a result of the business combination disclosed in Note 5, the transaction related to the Kamsarmax vessels described in Note 9, and the July acquisition described in Note 10, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively. Future amortization expense in aggregate will be $10,380, $7,789, $7,185, $6,239 and $6,239 over the next five years, respectively, and $19,974 thereafter.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
9. Vessels Under Construction
     Vessels under construction were as follows as of September 30, 2010:

		Post-
	Kamsarmax	Panamax	Handysize
	Vessels	Vessel	Vessels	Total

Advance payments in cash	$12,500	$7,400	$7,900	$27,800
Acquired advances for vessels under construction	19,727	—	9,588	29,315
Capitalized expenses	2,068	237	331	2,636

	$34,295	$7,637	$17,819	$59,751

     On March 30, 2010, the Company entered into a Stock Purchase Agreement for the purchase of a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a first-class shipyard in South Korea for $37,000. The vessel is expected to be delivered in the second quarter of 2011. Remaining commitments until delivery amount to approximately $29,600.
     On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of approximately $112,700 (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of Chinook for $8,500 as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement (“SPA”), dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Aries Energy Corporation and Bhatia International PTE Ltd. jointly owned all of share capital of Ayasha Trading Corp. and Bethune Properties S.A. Each of these companies has a shipbuilding contract for the construction of a Kamsarmax vessel with Cosco Dalian Shipyard Co. Ltd. Hull N213, named the Newlead Tomi, was delivered in the fourth quarter of 2010 and Hull N216 is expected to be delivered in the fourth quarter of 2011. The two vessels under construction have attached time charters. As part of the SPA, the Company received the two Hulls and transferred the vessel Chinook to Aries Energy Corporation and Bhatia International PTE Ltd. The Company also reimbursed the sellers for certain expenses incurred on its behalf. As of September 30, 2010, remaining commitments for both vessels amounted to an aggregate of approximately $50,000.
     As a result of this transaction, NewLead recognized total assets of $49,905, the majority of which relate to vessels under construction of $19,727 and backlog assets of $27,677, and assumed liabilities of $36,913 the majority of which relate to debt of $32,500 (refer to Note 11).
     As further explained in Note 10 “Vessels and Other Fixed Assets, Net”, in July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings. The two Handysize Hulls 4023 and 4029 are expected to be delivered in the first quarter of 2011 and in the third quarter of 2012, respectively. Remaining commitments upon delivery for both vessels amount to an aggregate of approximately $46,100.
10. Vessels and Other Fixed Assets, Net
     On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, and (b) the sale of the Chinook. On April 22, 2010, the Company sold the High Rider to an unrelated third party for an aggregate purchase price resulting in gross proceeds to the Company of approximately $6,700.
     In July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, from Grandunion. Pursuant to the purchase agreement, the entire transaction aggregated to approximately $147,000, which included bank debt, other liabilities, net and newbuildings’ commitments assumed. The fair values acquired consisted of vessels (including vessels under construction) of $67,698, backlog assets of $25,509, a deferred charter revenue liability of $710 and purchase option liabilities of $3,973.
     In September 2010, the Company sold to unrelated third parties the Ostria and the Nordanvind, for total gross consideration of approximately $16,300. Also, in September 2010, the Company sold the High Land for a gross consideration of approximately $4,500.
     The table below presents the movement of “Vessels and Other Fixed Assets, Net” as of September 30, 2010:

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

			Special	Other fixed
Cost	Dry docking	Vessels	survey	assets	Total

PREDECESSOR
Balance at December 31, 2008	$12,011	$380,094	$8,053	$210	$400,368
Additions	4,761	—	1,358	63	6,182
Disposals — Discontinued operations	(484)	(17,224)	(421)	—	(18,129)

Balance at October 13, 2009	16,288	362,870	8,990	273	388,421

SUCCESSOR
Additions	1,333	—	—	—	1,333
Additions — Contribution from Grandunion	5,767	98,985	—	—	104,752
Change in control — basis adjustment	(16,288)	(82,870)	(8,990)	(273)	(108,421)
Transfer to assets held for sale	—	(8,400)	—	—	(8,400)

Balance at December 31, 2009	7,100	370,585	—	—	377,685

Business combination	—	143,050	—	758	143,808
Additions	2,394	58,110	—	18	60,522
Disposals	(1,331)	(34,338)	—	—	(35,669)

Balance at September 30, 2010	8,163	537,407	—	776	546,346

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at December 31, 2008	(9,413)	(89,472)	(4,921)	(99)	(103,905)
Depreciation and Amortization for the period	(2,050)	(14,073)	(1,071)	(174)	(17,368)
Impairment loss	—	(91,601)	—	—	(91,601)
Disposals	484	9,361	421	—	10,266

Balance at October 13, 2009	(10,979)	(185,785)	(5,571)	(273)	(202,608)

SUCCESSOR
Additions — Contribution from Grandunion	(1,569)	(27,894)	—	—	(29,463)
Change in control — basis adjustment	10,979	94,184	5,571	273	111,007
Depreciation and Amortization for the period	(469)	(3,187)	—	—	(3,656)
Transfer to assets held for sale	—	150	—	—	150

Balance at December 31, 2009	(2,038)	(122,532)	—	—	(124,570)

Depreciation and Amortization for the period	(2,017)	(18,107)	—	(310)	(20,434)
Impairment loss (note 3)	—	(15,662)	—	—	(15,662)
Disposals	157	1,664	—	—	1,821

Balance at September 30, 2010	(3,898)	(154,637)	—	(310)	(158,845)

PREDECESSOR
Net book value — December 31, 2008	2,598	290,622	3,132	111	296,463

Net book value — October 13, 2009	5,309	177,085	3,419	—	185,813

SUCCESSOR
Net book value — December 31, 2009	5,062	248,053	—	—	253,115

Net book value —September 30, 2010	$4,265	$382,770	$—	$466	$387,501

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
11. Long-Term Debt
     Below is a summary of the long-term portion and current portion of long-term debt as at September 30, 2010:

		Current portion
Description	Long-term	of long-term	Total

Syndicate Facility Agreement	$178,972	$7,639	$186,611
Marfin Credit Facilities	78,455	7,940	86,395
Commerzbank Credit Facility	7,741	884	8,625
West LB Bank Credit Facility	25,250	1,500	26,750
Piraeus Bank Credit Facilities	73,625	8,075	81,700
Kamsarmax syndicate facilities agreements	40,027	2,473	42,500
FBB Credit Facility	20,950	3,200	24,150
Emporiki Bank Credit Facility	9,634	166	9,800
Eurobank Credit Facility	12,530	2,260	14,790
Handysize Syndicate Facility Agreement	18,409	725	19,134

Total	$465,593	$34,862	$500,455

     As of September 30, 2010, the Company was in compliance with its covenants, as applicable.
(a) Syndicate Facility Agreement
     Prior to the recapitalization on October 13, 2009, the Company was in default of its $360,000 fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent which had an outstanding balance of $221,400. As part of the recapitalization, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprising a repayment installment of $2,000 and a balloon repayment of $161,430) due in October 2014. In January 2010, the Company paid an aggregate amount of $9,000 after the proceeds received from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. Giving effect to the application of container proceeds, the quarterly installments were reduced to approximately $1,910 each, and a sum of $156,050 (comprised of a repayment installment of $1,910 and a balloon repayment of $154,140) due in October 2014. As of September 30, 2010, the outstanding balance was $186,611 and the effective interest rate was 7.03%.
     On April 26, 2010, the Company entered into a Supplemental Deed (the “Deed”) relating to this term loan facility. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among the Company and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original Deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.
     The Company’s obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquires to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings from and insurances on the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.
     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 50%;

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.
     As a result of the recapitalization, new financial covenants were put in place. Except for working capital (as defined in the loan facility) and minimum liquidity all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was in compliance with its debt covenants as of September 30, 2010.
     The new Facility Agreement requires the Company to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:
•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:
(a)	25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b)	30% from the financial quarter ending September 30, 2013 onwards.
•	maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the minimum liquidity requirement, at 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;
(a)	2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b)	2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
(b) Marfin Credit Facilities
     The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization in the fourth quarter of 2009. The $37,400 credit facility was originally payable in 20 consecutive quarterly installments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize the Company’s cost of capital. The Company was paying a 1% commitment fee on the undrawn amount.
     On May 6, 2010, the Company refinanced this credit facility with a new credit facility. Specifically, the Company entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65,280, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping S.A. and Newlead Bulkers S.A., which consolidated, the Company’s existing $37,400 credit facility in connection with the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35,000 agreement for the Grand Rodosi. The facility is payable in 12 quarterly installments of $1,885 followed by 20 quarterly installments of $2,133 due in May 2018. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.7%; the floating portion of the $65,280 is $32,560 and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin) while the fixed portion of the $65,280 is $32,720 and bears an interest rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of September 30, 2010, the outstanding balance was $63,395.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The Company assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23,000. The loan is payable in 12 quarterly installments of $100 followed by a $21,800 payment due in October 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the fleet to the market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of the date of assumption and as of September 30, 2010, the outstanding balance on such loan facility was $23,000.
     Both loan facilities terminated on November 23, 2010 and their outstanding balances of $44,113 and $22,900, respectively, were fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date (for more details about this transaction refer to Note 20).
(c) Commerzbank Credit Facility
     On April 1, 2010, the Company entered into a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by by a Third Supplemental Agreement dated November 5, 2010 (which supplemented a Second Supplemental Agreement, dated April 1, 2010, which supplemented a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18,000, in relation to M/V Grand Venetico. The loan is payable in two quarterly installments of $625, followed by a lump sum payment of $750, followed by one installment of $750 due in December 31, 2010, followed by a $7,125 balloon payment due in January 31, 2011. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.288%, plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010. As of April 1, 2010, the outstanding balance on such loan facility was $9,875. As of September 30, 2010, the outstanding balance was $8,625. This loan facility terminated on December 14, 2010 and its outstanding balance of $7,875 was fully repaid through the proceeds of the new Marfin revolving credit facility (see Note 20).
(d) West LB Credit Facility
     On April 1, 2010, the Company entered into a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $375 followed by 15 quarterly installments of $475 and a balloon payment of $12,875. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.288%, plus a 3.25% margin). Thereafter, the applicable margin will be calculated according to the security cover ratio and the existence of an approved charterer. The applicable margin will be: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if value to loan ratio is not in compliance, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of April 1, 2010, the outstanding balance on such loan facility was $27,500. On June 4, 2010, the Company further novated, amended and restated this Loan Agreement.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of September 30, 2010, the outstanding balance was $26,750.
(e) Piraeus Bank Credit Facilities
     On April 1, 2010, the Company entered into a Loan Agreement with Piraeus Bank, dated March 19, 2008, as further supplemented by a Second Supplemental Agreement, dated March 31, 2010 (initially supplemented by a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1,500 followed by four quarterly installments of $1,250 followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60,000, although such covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ending December 31, 2011; (iii) maintenance of the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and( iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ending February 28, 2012. As of April 1, 2010, the outstanding balance on such loan facility was $65,100. As of September 30, 2010, the outstanding balance was $62,350.
     On April 1, 2010, the Company also entered into a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $850 followed by six quarterly installments of $800 followed by seven quarterly installments of $750 and a balloon payment of $10,100 due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60,000, although the covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period ending February 28, 2012. As of April 1, 2010, the outstanding balance on such loan facility was $21,000. As of September 30, 2010, the outstanding balance was $19,350.
     Total fees for the loans the Company entered in 2010, related to the business combination, amounted to $5,156 and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $3,213 was paid in cash and an amount of $1,943 represents the fair value of 237,500 warrants with strike price ranging between $3.00 and $24.00 and contractual terms from approximately eight to 10 years.
(f) Kamsarmax Syndicate Facility Agreements
     On April 15, 2010, the Company entered into two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement, which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66,700 and is payable in 20 quarterly installments of $1,520 and a final payment of $36,300 due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $34,167 while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13,300 and is payable in 20 quarterly installments of $130 and a final payment of $10,700 due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $13,333 while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.
     Both facility agreements include financial covenants, all as described in the loan facilities including: (i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; (ii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than; (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio to be not less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of September 30, 2010, the outstanding balance of both loans was $42,500.
(g) First Business Bank Credit Facility
     The Company assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, for a loan facility of up to $24,150, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $800 followed by a $8,950 payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). This loan facility, includes, among other things, a value to loan ratio that must be at all times 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% to be tested on December 31, 2012, increasing to 30%, annually thereafter; (ii) liquidity of not less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 as at December 31, 2012 and 2.5:1 as at December 31, 2013 and annually thereafter. As of September 30, 2010, the outstanding balance of the loan was $24,150.
(h) Emporiki Bank Credit Facility
     The Company assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14,750, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan is payable in four semi annual installments of $1,170 followed by a $5,120 payment due in November 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3,950 to the amount of $2,500 and an average monthly balance of the earnings account held within the bank in the name of the borrower of $400. As of the date of assumption, the outstanding balance on such loan facility was $9,800. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of not less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. As of September 30, 2010, the outstanding balance of the loan was $9,800. This loan facility terminated on December 14, 2010 and its outstanding balance of $9,800 was fully repaid through the proceeds of the new Marfin revolving credit facility (see Note 20).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
(i) EFG Eurobank Credit Facility
     The Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32,000, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1,130 to the initial outstanding amount of $14,790. The loan is payable in 15 quarterly installments of $525 followed by a $5,785 payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on the June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15,355. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; and (iii) a minimum interest coverage ratio (as defined in the loan facility) of 2:1 for the period from January 1, 2013 until December 30, 2013, increasing to 2.5:1, thereafter. As of September 30, 2010, the outstanding balance of the loan was $14,790.
(j) Handysize Syndicate Facility Agreement
     The Company assumed a Loan Agreement signed with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Third Supplemental Agreement dated, December 15, 2010 (which initially amended and supplemented a First Supplemental Agreement, dated July 14, 2010 which further supplemented by a Second Supplemental Agreement dated, November 9, 2010) for a loan facility of up to $48,000, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 15 quarterly installments of $400, with the last installment payable together with the $9,000 of the balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 10 quarterly installments of $400, with the last installment payable together with the $11,000 of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio (as defined in the loan facility) that must be at all times 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing the 100% of the excess cash flow (as defined in the loan facility) for the period commencing on delivery date of each vessel until the relevant balloon amount is reduced to $3,000 and the 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $500 (applicable after each vessel’s respective deliveries). As of the date of assumption, the outstanding balance on such loan facility was $14,100. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) maintenance of the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter; (iv) maintenance of free cash in an amount no less than $5,000; and (v) working capital (as defined in the loan facility) of no less than zero dollars ($0) at each quarter end. As of September 30, 2010, the outstanding balance of the loan was $19,134.
     Total fees for the loans the Company assumed in 2010, related to the acquisition of five dry bulk vessels completed in July 2010, amounted to $2,180 and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $2,100 were paid in cash.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor	Predecessor
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009

Interest expense	$20,013	$9,279
Amortization of deferred charges	1,626	543
Amortization of the beneficial conversion feature (see Note 12)	10,802	—
Other expenses	631	313

	$33,072	$10,135

     The effective interest rate at September 30, 2010 was approximately 6.0% per annum (September 30, 2009: 5.07%). Capitalized interest for the three and the nine month period ended September 30, 2010 amounted to $747 and $1,053, respectively ($0 for the 2009 relevant periods).
As at September 30, 2010, repayments of the long-term debt are as follows:

September 30, 2011	$34,862
September 30, 2012	37,709
September 30, 2013	78,556
September 30, 2014	50,525
September 30, 2015	199,767
Thereafter	99,036

$500,455

12. 7% Convertible Senior Notes
     In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes (“7% Notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants (for more details see Note 16). The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s President and Chief Executive Officer and a member of its board of directors. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.
     In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at September 30, 2010.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
The 7% Notes had two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.
     (1) The “Any time” conversion option meets the definition of a derivative under the FASB’s ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.
     (2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.
     The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. The Company recorded a beneficial conversion feature (“BCF”), totaling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from January 1, 2010 to September 30, 2010, $10,802 of the BCF was amortized and reflected as interest expense in the statement of operations.
     The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analyzed as follows:

7% Notes

7% convertible senior notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% convertible senior notes — outstanding	(125,000)
Beneficial Conversion Feature	100,536
Amortization of the Beneficial Conversion Feature	(17,000)
Make whole fundamental change	34

Balance at December 31, 2009	(41,430)

Amortization of the Beneficial Conversion Feature	(10,802)
Make whole fundamental change	(5)

Balance at September 30, 2010	$(52,237)

13. Share Based Compensation
Equity Incentive Plan
     The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.
     On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.
     On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 to better enable the Company to offer equity incentives to its officers, directors and other employees.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan.
Restricted Common Shares
     The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.
     During the periods ended September 30, 2010 (Successor) and September 30, 2009 (Predecessor), the Company recognized compensation cost related to the Company’s restricted shares of $1,365 and $307, respectively.
     A summary of the activity for restricted share awards during the periods January 1 to September 30, 2010, October 14 to December 31, 2009, October 1 to October 13, 2009 and January 1 to September 30, 2009 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Vesting Period
	Shares	Fair Values	(Years)

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	20,000	$39.3	1.6
Outstanding and non-vested shares, as of September 30, 2009 (Predecessor)	20,000	39.3	1.6
Granted (1)	7,293	15.24	0.0
Vested	(27,293)	32.87	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted (2)	390,001	15.13	0.8
Vested	(208,334)	15.24	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	15.01	1.8

Granted (3)	12,085	11.04	1.2

Outstanding and non-vested shares, as of September 30, 2010 (Successor)	193,752	$14.76	1.7

(1)	Vested on the date of the recapitalization.

(2)	208,334 shares had immediate vesting, 166,667 have a two-year vesting schedule (at January 1, 2011, and 2012), while 15,000 vests in three years (at January 1, 2011, 2012, and 2013).

(3)	6,668 shares were granted on January 1, 2010 and vest over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010 out of which 3,750 vest in three years (at January 1, 2011, 2012 and 2013) and 1,667 vests over a one year period (January 1, 2011).
     Compensation cost of $1,127 related to non-vested shares will be primarily recognized up to December 31, 2012.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Share options
     The summary of share option awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted	Weighted
	Number of	Average	Average Fair	average Vesting
	Options	Exercise Price	Value	Period (years)

Outstanding, as of December 31, 2008 (Predecessor)	25,000	$104.00	$6.20	3.0
Outstanding, as of September 30, 2009 (Predecessor)(1)	25,000	104.00	6.20	3.0

Outstanding, as of October 13, 2009 (Predecessor)	25,000	104.00	6.20	3.0
Granted (2)	250,000	19.80	6.25	3.0

Outstanding, as of December 31, 2009 (Successor)	275,000	27.45	6.24	3.0

Outstanding, as of September 30, 2010 (Successor)	275,000	27.45	6.24	2.7
Exercisable at September 30, 2010	108,333	$39.23	$6.24	—

(1)	In 2008, the Company granted 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. The additional cost of $59 will be expensed in the statement of operations according to the vesting schedule of the options. The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25.
     During the periods ended September 30, 2010 (Successor) and September 30, 2009 (Predecessor), the Company recognized share-based compensation cost of $663 and $63, respectively.
     Unrecognized compensation of $550 will be recognized in future years to the date of the full vesting of all share options, September 30, 2012.
     The weighted average contractual life of the share options outstanding as of September 30, 2010 was 4.4 years (8.9 years after considering the five years extention mentioned in footnote 2 above).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     As of September 30, 2010, the intrinsic value of the Company’s share options was $0 since the share price of the Company’s common shares was less than the exercise price.
14. Common Shares and Dividends
     During the nine months ended September 30, 2010 and 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. It is noted that a reverse share split on the Company’s shares was announced on August 3, 2010 (refer to Note 1 “Description of Business”).
15. Segment Information (Restated)
     The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet Operations typically consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry Operations consist of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.
     The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Three months	Three months	Three months	Three months	Three months	Three months
	ended	ended	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
	(Restated)		(Restated)		(Restated)
Operating revenue	$11,075	$9,244	$17,789	$—	$28,864	$9,244
Commissions	(254)	(192)	(339)	—	(593)	(192)
Voyage expenses	(5,301)	(4,323)	(274)	—	(5,575)	(4,323)
Vessel operating expenses	(3,930)	(10,755)	(7,019)	—	(10,949)	(10,755)
General and administrative expenses	(1,572)	(1,560)	(1,436)	—	(3,008)	(1,560)
Management fees	(191)	(265)	—	—	(191)	(265)
Other expense, net	(49)	(22)	—	—	(49)	(22)

Net operating (loss) / income before depreciation and amortization	(222)	(7,873)	8,721	—	8,499	(7,873)

Depreciation and amortization expense	(4,273)	(3,921)	(7,281)	—	(11,554)	(3,921)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss) / income	(4,495)	(79,836)	1,440	—	(3,055)	(79,836)

Transaction costs	(22)	(2,552)	(26)	—	(48)	(2,552)
Straight line revenue	—	—	(71)	—	(71)	—
Compensation costs	(291)	(76)	(345)	—	(636)	(76)
Provision for doubtful receivables	(84)	(208)	(1)	—	(85)	(208)
Gain on sale from vessels	1,168	—	—	—	1,168	—
Interest and finance expense, net	(5,829)	(3,286)	(5,597)	—	(11,426)	(3,286)
Interest income	59	2	69	—	128	2
Change in fair value of derivatives	(58)	247	(68)	—	(126)	247

Loss from continuing operations	$(9,552)	$(85,709)	$(4,599)	$—	$(14,151)	$(85,709)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Nine months	Nine months	Nine months	Nine months	Nine months	Nine months
	ended	ended	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
	(Restated)		(Restated)		(Restated)
Operating revenue	$36,460	$31,734	$36,617	$—	$73,077	$31,734
Commissions	(1,093)	(654)	(701)	—	(1,794)	(654)
Voyage expenses	(14,700)	(7,621)	(606)	—	(15,306)	(7,621)
Vessel operating expenses	(14,288)	(21,296)	(13,771)	—	(28,059)	(21,296)
General and administrative expenses	(4,970)	(4,318)	(3,172)	—	(8,142)	(4,318)
Management fees	(829)	(853)	(178)	—	(1,007)	(853)
Other expense, net	—	(24)	(6)	—	(6)	(24)

Net operating (loss) / income before depreciation and amortization	580	(3,032)	18,183	—	18,763	(3,032)

Depreciation and amortization expense	(14,807)	(11,412)	(13,326)	—	(28,133)	(11,412)
Impairment loss	(15,662)	(68,042)	—	—	(15,662)	(68,042)

Net operating (loss) / income	(29,889)	(82,486)	4,857	—	(25,032)	(82,486)

Transaction costs	(931)	(2,552)	(409)	—	(1,340)	(2,552)
Straight line revenue	—	—	(433)	—	(433)	—
Compensation costs	(1,218)	(370)	(810)	—	(2,028)	(370)
Provision for doubtful receivables	(246)	(215)	(48)	—	(294)	(215)
Gain on sale from vessels	1,168	—	—	—	1,168	—
Interest and finance expense, net	(18,190)	(10,135)	(14,882)	—	(33,072)	(10,135)
Interest income	330	9	188	—	518	9
Change in fair value of derivatives	1,179	1,385	413	—	1,592	1,385

Loss from continuing operations	$(47,797)	$(94,364)	$(11,124)	$—	$(58,921)	$(94,364)

Total assets	$294,149	$197,992	$440,659	—	$734,808	$197,992
Goodwill	$72,692	—	$27,624	—	$100,316	—
Long lived assets	$176,315	$185,521	$274,150	—	$450,465	$185,521

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
16. Financial Instruments
     The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes, accounts payable and accrued liabilities.
Fair Values
     The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due to / from managing agent, derivative financial instruments, 7% Notes and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.
Warrant Derivative Liability
     The Company recorded the warrant derivative liability at fair value, in the consolidated balance sheet for the year ended December 31, 2009 under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.
     During the fourth quarter of 2009, for advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 416,667 common shares.
     In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost. These warrants were fair valued as of October 13, 2009 and are amortized over a period of six years. The warrants are marked to market at every reporting date.
     For the period from January 1, 2010 to September 29, 2010, the total fair value change on warrants was a gain of $1,855 ($0 for the nine month period ended September 30, 2009). On September 30, 2010, the Company and the warrant holders amended certain terms of the warrants and the amended warrants now qualify for equity classification. Upon the amendment, the amended warrants were remeasured at fair value, which included the cash paid to certain warrant holders. The amendment resulted in the warrant liability of $3,124 being reclassified to Additional Paid-in Capital in Shareholders Equity and an additional consulting expense of $600 which was recognized in the third quarter of 2010 statement of operations.
Interest Rate Risk
     Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 11, “Long-term Debt”.
Concentration of Credit Risk
     The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.
Interest Rate Swaps
     Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in Note 11. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.
     The details of the Company’s swap agreements are as follows:
Counter-party

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	September 30,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2010	2009
SMBC Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(544)	$(1,475)
Bank of Ireland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,484)
HSH Nordbank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,483)
Nordea Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,481)
Bank of Scotland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,481)
Nordea Bank*	4/3/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(456)	(1,195)
Bank of Scotland**	4/3/2008	4/3/2011	$46,667	4.28%	3-month LIBOR	(473)	(1,249)
Marfin Egnatia Bank***	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	(2,395)	(1,926)
Bank of Scotland	7/6/2010	10/15/15	$63,636	4.01%	3-month LIBOR	(6,700)	—
Bank of Scotland	7/6/2010	10/15/15	$13,333	4.01%	3-month LIBOR	(1,568)	—

						$(14,312)	$(11,774)

	Fair Value
	As of	As of
	September 30,	December 31,
	2010	2009
Short-term	$(6,992)	$(9,687)
Long-term	(7,320)	(2,087)

	$(14,312)	$(11,774)

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Cap

Nordea	4/3/08	4/4/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	4/3/08	4/3/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.
     The total fair value change of the interest rate swaps indicated above is reflected in interest expense within the condensed consolidated statements of operations. These amounts were a gain of $367 for the period from January 1, 2010 to September 30, 2010 and $1,138 for the period from January 1, 2009 to September 30, 2009. The related asset or liability is shown under derivative financial instruments in the balance sheet.
Fair Value Hierarchy
     The guidance on fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
     The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$42	$—	$42	$—
September 30, 2010
Liabilities
Interest rate swaps	$14,312	$—	$14,312	$—
Make Whole Fundamental Change	$0	$—	$0	$—
     The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
17. Commitments and Contingent Liabilities
(1) Commitments
Rental Agreements
     During the first quarter of 2010, the Company terminated two office rental agreements with a Related Party, Domina Petridou O.E, a company with common shareholders (see Note 18). These rental agreements had a monthly rate of €4,000 each, plus stamp duties, with duration until November 2015 and September 2016, respectively.
     The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s President, Chief Executive Officer and member of the board of directors, (see Note 18) at a monthly rate of approximately €26,000. These rental agreements vary in duration; the longest agreement will expire in April 2022.
     The committed rent payments for Terra Stabile A.E. as of September 30, 2010 were:

September 30, 2011	$426
September 30, 2012	432
September 30, 2013	439
September 30, 2014	445
September 30, 2015	452
Thereafter	2,971

$5,165

Commercial & Technical Ship Management Agreements
     At December 31, 2009, the vessel-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider and the Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which were cancellable by either party with two-month notice. The agreed annual management fees were approximately $165 per vessel, for both, 2010 and 2009. During the nine month period ended September 30, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since the April 1, 2010 transaction. The agreed annual management fees were approximately $197 per vessel.
     The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”) which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $200).

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009.
     As of September 30, 2010 the commercial management services of all vessels are provided in-house by Newlead Shipping S.A. and Newlead Bulkers S.A.
Purchase of vessel
     In the fourth quarter of 2010, the Company committed to purchase one Handysize vessel, already delivered to the Company under bareboat charter, the Newlead Prosperity for a total consideration of approximately $24,500. As at September 30, 2010, the remaining payment commitment amounted to $24,500.
Newbuildings
     As of September 30, 2010, remaining commitments for newbuildings upon their final delivery amount to approximately $125,700 (please refer to Note 9).
(2) Contingencies
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the period ended September 30, 2010, the Company has provided in respect of all claims an amount equal to $5,257 (amount includes continuing and discontinued operations). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:
•	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a)	Damages suffered by sub-charterers of the vessel relating to remaining on board cargo in New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.
     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
18. Transactions Involving Related Parties
Management Services and Commissions
     Magnus Carriers is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009. For the nine month periods ended September 30, 2010 and 2009, the management fees were approximately $0 and $409, respectively (figures include continuing and discontinued operations).
Sea Breeze
     As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the nine month periods ended September 30, 2010 and 2009, the commissions amounted to $122 and $82, respectively (figures include continuing and discontinued operations).
Newfront — Stamford
     The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil), both related parties with common shareholders. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies have signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the nine month period ended September 30, 2010, the management fees for Newfront and Stamford were approximately $50 and $28, respectively. There was no ship management agreement with Newfront or Stamford during the nine month period ended September 30, 2009.
Newlead Bulkers S.A.
     Since April 1, 2010, Newlead Bulkers S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers S.A. assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the nine month period ended September 30, 2010 were $59.
Newlead Shipping S.A.
     Since April 1, 2010, Newlead Shipping S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping S.A. assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the nine month period ended September 30, 2010 were $36.
Grandunion Inc.
     In April 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5. In July 2010, the Company completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. See Note 10 for more details.
Terra Stabile A.E.
     The Company leases office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s President, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 the Company entered into a 12-year lease agreement for the warehouse space (see Note 17). Total rent for the nine month period ended September 30, 2010 was approximately $234.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Domina Petridou O.E.
     The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 17). Total rent for the nine month periods ended September 30, 2010 and September 30, 2009 amounted to approximately $17 and $101, respectively.
Aries Energy Corporation
     On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of approximately $112,700 (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of Chinook for $8,500 as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of the Company’s principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence the Company. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.
Amounts due from / (to) managing agent
     Amounts due from / (to) managing agent are as follows:

	As of	As of
	September 30,	December 31,
	2010	2009
International Tanker Management Ltd.	$799	$—
Wilhelmsen Ship Management	—	8

Total due from	799	8

International Tanker Management Ltd.	—	(1,812)
Ernst Jacob Ship Management GmbH	(158)	(56)

Total due to	$(158)	$(1,868)

Amounts due from / (to) related parties
     Amounts due from / (to) related parties are as follows:

	As of	As of
	September 30,	December 31,
	2010	2009
Newfront Shipping S.A.	$—	$40

Total due from	—	40

Stamford Navigation Inc.	—	(234)

Total due to	$—	$(234)

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
19. Discontinued Operations
     From 2005 until September 30, 2010, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.
     On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 18). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.
     On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 18). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.
     The Company determined that the sale of these vessels met the requirements as discontinued operations, which are reflected in the Company’s consolidated statements of income for all periods presented.
     The following table represents the revenues and net income from discontinued operations:

	Successor	Predecessor
	January 1, to	January 1, to
	September 30,	September 30,
	2010	2009
Operating Revenues	$1,207	$12,302
Net income/(loss)	$2,423	$(29,397)
     The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.
20. Subsequent Events
     a) During the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize dry bulk vessel. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase latest by the end of the charter period. Total consideration for the acquisition of this vessel is approximately $24,500. The vessel has been fixed in a time charter for seven years (plus or minus three months) at a net daily hire rate of $13. NewLead anticipates financing the acquisition of this vessel with a combination of debt and cash from the balance sheet. Furthermore, in the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31,800, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, the Company cancelled such agreement and subsequently agreed to a mutual settlement in full and final settlement of all their claims under the subject sale and purchase contract. The relevant settlement agreement is dated December 21, 2010 and in compliance with its terms and conditions, the Company has released to the sellers the deposit of approximately $3,200. An additional and final payment of the agreed sum of $1,950 will be made in the first quarter 2011.
     b) In November 2010, NewLead entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale is $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined de-escalating prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. NewLead has also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40.0 per day for the first three years, and approximately $24.0 per day thereafter. NewLead will continue to earn charter hire on the current time charters on the vessels. The sale lease back transaction is expected to be treated as a capital lease for accounting purposes.

NEWLEAD HOLDINGS LTD.
Notes to Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     NewLead used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the previously listed vessels as well as other bank debt and associated fees.
     c) In October 2010, NewLead Holdings Ltd. established two new wholly owned entities, named Newlead Tanker Holdings Inc. and Newlead Bulker Holdings Inc., both incorporated in Marshall Islands, to be eventually used as sub-holding companies of NewLead.
     d) On December 10, 2010, the Company entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62,000, as well as with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $100 and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest expense on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer Dated: June 30, 2011